UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXHANGE ACT OF 1934**

For the fiscal year ended January 29, 2011 ("Fiscal year 2010").

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission file number 0-23874

JOS. A. BANK CLOTHIERS, INC.

(Exact Name of Registrant as Specified in Its Charter)


11006970

Delaware	**36-3189198**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
500 Hanover Pike, Hampstead, MD	**21074**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code
(410) 239-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	The NASDAQ Global Select Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: Rights to purchase units of Series A Junior Participating Preferred Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by nonaffiliates of the registrant, based upon the closing price of shares of Common Stock on the National Association of Securities Dealers Automated Quotation ("NASDAQ") Global Select Market at July 31, 2010 was approximately $930.2 million. The determination of the "affiliate" status for purposes of this report on Form 10-K shall not be deemed a determination as to whether an individual is an "affiliate" of the registrant for any other purposes.

The number of shares of Common Stock outstanding on March 23, 2011 was 27,622,054.

DOCUMENTS INCORPORATED BY REFERENCE: The Company will disclose the information required under Part III, Items 10-14 either by (a) incorporating the information by reference from the Company's definitive proxy statement if filed by May 30, 2011 (the first business day following 120 days from the close of its fiscal year ended January 29, 2011) or (b) filing an amendment to this Form 10-K which contains the required information by May 30, 2011.

JOS. A. BANK CLOTHIERS, INC. AND SUBSIDIARIES

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CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER INFORMATION

This Annual Report on Form 10-K includes and incorporates by reference certain statements that may be deemed to be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information. When used in this Annual Report on Form 10-K, the words "estimate," "project," "plan," "will," "anticipate," "expect," "intend," "outlook," "may," "believe," and other similar expressions are intended to identify forward-looking statements and information.

Actual results may differ materially from those forecast due to a variety of factors outside of the Company's control that can affect the Company's operating results, liquidity and financial condition. Such factors include risks associated with economic, weather, public health and other factors affecting consumer spending, including negative changes to consumer confidence and other recessionary pressures, higher energy and security costs, the successful implementation of the Company's growth strategy, including the ability of the Company to finance its expansion plans, the mix and pricing of goods sold, the effectiveness and profitability of new concepts, the market price of key raw materials such as wool and cotton, seasonality, merchandise trends and changing consumer preferences, the effectiveness of the Company's marketing programs, the availability of suitable lease sites for new stores, doing business on an international basis, the ability to source product from its global supplier base, legal matters and other competitive factors. The identified risk factors and other factors and risks that may affect the Company's business or future financial results are detailed in the Company's filings with the Securities and Exchange Commission, including, but not limited to, those described under Part I, Item 1A. "Risk Factors" and Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report. These cautionary statements qualify all of the forward-looking statements the Company makes herein. The Company cannot assure you that the results or developments anticipated by the Company will be realized or, even if substantially realized, that those results or developments will result in the expected consequences for the Company or affect the Company, its business or its operations in the way the Company expects. The Company cautions you not to place undue reliance on these forward-looking statements, which speak only as of their respective dates. The Company does not undertake an obligation to update or revise any forward-looking statements to reflect actual results or changes in the Company's assumptions, estimates or projections.

PART I

Item 1. *BUSINESS.*

General

Jos. A. Bank Clothiers, Inc., a Delaware corporation organized on June 22, 1982 (herein referred to as the "Company," "Jos. A. Bank," "our company," first person pronouns such as "we," "us," or "our," or similar terms), is a nationwide designer, manufacturer, retailer and direct marketer (through stores, catalog and Internet) of men's tailored and casual clothing and accessories and is a retailer of tuxedo rental products. The Company sells substantially all of its products exclusively under the Jos. A. Bank label through its 506 retail stores (as of January 29, 2011, which includes 12 Outlet and Factory stores and 14 Franchise stores) located throughout 42 states and the District of Columbia in the United States, as well as through the Company's nationwide catalog and Internet (www.josbank.com) operations.

The Company's products are targeted at the male career professional and emphasize the Jos. A. Bank brand of high quality tailored and casual clothing and accessories. The Company's products are offered at "Three Levels of Luxury," which range from the original Jos. A. Bank Executive collection to the more luxurious Jos. A. Bank Signature collection to the exclusive Jos. A. Bank Signature Gold collection. The Company purchases the majority of its merchandise as finished product, with the manufacturer or supplier responsible for purchasing all components of the product, including fabric (also known as piece goods or raw materials, although the Company may designate which components to use). The Company purchases certain of its merchandise (including almost all suit separates and top coats) on a cut, make and trim basis, whereby the Company supplies the piece goods. The Company sources substantially all of its merchandise from suppliers and manufacturers or through buying agents using Jos. A. Bank designs and specifications.

The Company operates on a 52-53 week fiscal year ending on the Saturday closest to January 31. The following fiscal years ended (or will end) on the following dates and will be referred to herein by their fiscal year designations:

Fiscal year 2004	January 29, 2005
Fiscal year 2005	January 28, 2006
Fiscal year 2006	February 3, 2007
Fiscal year 2007	February 2, 2008
Fiscal year 2008	January 31, 2009
Fiscal year 2009	January 30, 2010
Fiscal year 2010	January 29, 2011
Fiscal year 2011	January 28, 2012

Each fiscal year noted above consisted (or will consist) of 52 weeks except fiscal year 2006, which consisted of 53 weeks.

Strategy

The Company, established in 1905, has reinvented itself since 1999 by focusing on its "Four Pillars of Success," which consist of:

1. Quality;
2. Service;
3. Inventory In-stock; and
4. Product Innovation.

The Company instills these four factors into all aspects of its operation and believes they help create a unique specialty retail environment that develops customer loyalty. Examples of the Company's commitment to this strategy include:

- continually increasing the already high level of quality of its products by developing and maintaining stringent design and manufacturing specifications;
- further developing its multi-channel retailing concept by opening more stores and enhancing direct selling through the catalog and Internet operations, thus offering multiple convenient channels for customers to shop;
- providing outstanding customer service and emphasizing high levels of inventory fulfillment for its customers;
- expanding its product assortment, including further developing the "Three Levels of Luxury" and continuing to add innovative new products; and
- increasing its product design and development capabilities while eliminating middlemen in the sourcing of its products.

The Brand. The Company's branding emphasizes very high levels of quality in all aspects of its interactions with customers, including merchandise and service. The Company has developed very stringent specifications in its product designs to ensure consistency in the fit and quality of its products. The merchandise assortment has "Three Levels of Luxury" and one unwavering level of quality. The "Three Levels of Luxury" range from the original Jos. A. Bank Executive collection to the more luxurious Jos. A. Bank

Signature collection to the exclusive Jos. A. Bank Signature Gold collection. Examples of the different levels of luxury include a range of superfine qualities of wool used in suits, sport coats and slacks, and the uniqueness of tie swatches, some of which are offered in limited editions.

The Company emphasizes customer service in all aspects of its business. Sales associates focus on developing close business relationships with their customers to help serve all of the customers' clothing needs. Inventory availability is a key focus to ensure customers can purchase merchandise when requested, whether in the stores or through the Internet or catalog. A tailor is staffed in most stores to ensure prompt, high quality alteration service for our customers.

Multi-Channel Retailing. The Company's strategy is to operate its three sales channels as an integrated business and to provide the same personalized service to its customers regardless of whether merchandise is purchased through its stores, the Internet or catalog. The Company believes the synergy between its stores, its Internet site and its catalog offers an important convenience to its customers and a competitive advantage to the Company. The Company leverages its three sales channels by promoting these channels together to create brand awareness. For example, the Internet site can be used by our sales associates to increase the product available to store customers, provides store location listings and can be used as a promotional source for the stores and catalog. The Company also uses its catalog to communicate the Jos. A. Bank image, to provide customers with fashion guidance in coordinating outfits and to generate store and Internet traffic.

As a customer convenience, customers may purchase, return or exchange in a store all products that are offered in the catalog and through the Internet.

Store Growth. The Company had 506 stores as of fiscal year-end 2010, which included 480 Company-owned Full-line stores (as defined below under "Segments"), 12 Company-owned Outlet and Factory stores and 14 stores operated by franchisees. As a result of implementing its store growth plan, the Company opened 60 new stores in fiscal year 2004, 56 new stores in fiscal year 2005, 52 new stores in fiscal year 2006, 48 new stores in fiscal year 2007, 40 new stores in fiscal year 2008, 14 new stores in fiscal year 2009 and 36 new stores (including 30 Full-line stores, 5 Factory stores and 1 Franchise store) in fiscal year 2010. The Company intends to open new stores primarily in core markets which may allow the Company to leverage its existing advertising, management, distribution and sourcing infrastructure. The Company also intends to continue to open new stores in less mature markets such as western states, where it is developing a critical mass of stores to gain leverage.

The Company plans to open approximately 40 to 50 stores in fiscal year 2011. In the future, the Company believes that it can grow the chain to approximately 600 Full-line stores and 50 to 75 Factory stores in the United States, depending on the performance of the Company over the next several years and the development of the Factory store concept, among other factors.

Product Design and Sourcing. The Company designs and sets the specifications for substantially all of its products. The designs are provided to a world-wide vendor base which manufactures to the Company's specifications. In certain cases, the Company has eliminated the middlemen (e.g. importers and resellers) in its sourcing process and contracts directly with its manufacturers. The Company used a buying agent through which it sourced approximately 51% of its total product purchases in fiscal year 2010 and expects to continue this relationship in fiscal year 2011. The Company's product design and sourcing strategies have resulted in reduced product costs over the past ten years, which have enabled the Company to design additional quality into its products, increase gross profit margins over that period and fund the development of the infrastructure needed to grow the chain.

Segments

The Company has two reportable segments: Stores and Direct Marketing. The Stores segment consists of all Company-owned stores excluding Outlet and Factory stores ("Full-line stores"). The Direct Marketing segment consists of our Internet and catalog operations. The Company has included information with regard to these segments for each of its last three fiscal years in Note 12 to its Consolidated Financial Statements.

Stores. The Company's Stores segment consists of its 480 Full-line stores. The Company opened 30 Full-line stores (and closed three stores) in fiscal year 2010 and plans to open approximately 35 to 40 Full-line stores and to close one or more Full-line stores in fiscal year 2011. The Company's real estate strategy focuses primarily on stores located in high-end, specialty retail centers with the proper co-tenancy that attract customers with demographics that are similar to the Company's target customer. These specialty centers include, but are not limited to, outdoor lifestyle centers, malls and downtown/street front/business districts. As of fiscal year-end 2010, the store mix of the 480 Full-line stores consisted of 167 outdoor lifestyle centers, 81 malls, 55 downtown/street front/business districts and 177 strip centers, power centers or freestanding stores.

The Company's current store prototype was introduced in March 2001 in Charlottesville, Virginia and has been continually improved. The design emphasizes an open shopping experience that coordinates the Company's successful corporate casual and sportswear with its suits, shirts, ties and other products. The store design is based on the use of wooden fixtures, numerous tables to feature fashion merchandise, carpet and abundant accent lighting and is intended to promote a pleasant and comfortable shopping environment. Approximately 80% of the space in stores that were opened in the last three fiscal years is dedicated to selling activities, with the remainder allocated to stockroom, tailoring and other support areas. The Full-line stores averaged approximately 4,640 square feet at fiscal year-end 2010. The Full-line stores opened in fiscal years 2009 and 2010 averaged approximately 4,040 and 4,200 square feet, respectively.

The cost to open a new store is based primarily on store size and landlord construction allowances. In fiscal year 2010, the average build-out cost for a new Full-line store was approximately $435,000, including leasehold improvements, fixtures, point-of-sale equipment and tailor shop equipment. The Company expects to be reimbursed by landlords an average of approximately $125,000 of the new store build-out cost for these Full-line stores opened in fiscal year 2010. New stores also require an inventory investment, which varies based on the season in which the store opens. Although amounts vary, in fiscal year 2010, new Full-line store openings required an average initial investment of approximately $285,000. The inventory levels in a new store are typically increased as the store's sales grow.

Substantially all Full-line stores have a tailor shop, which provides a range of tailoring services as a convenience to customers. The stores are designed to utilize Company-owned regional tailor shops which allow the use of smaller tailor shops within each store. These regional facilities receive customers' goods from Full-line stores, which are altered and returned to the selling store for customer pickup. In addition, the store managers and certain additional store staff have been trained to fit tailored clothing for alterations. The Company guarantees all of the tailoring work performed.

The Company launched a tuxedo rental initiative in January 2010 on a test basis in approximately 5% of its Full-line stores and rolled out the tuxedo rental business to substantially all of the stores by the end of the second quarter of fiscal year 2010. The Company has contracted with a national distributor that owns the tuxedo inventory and delivers the orders to the Company's stores.

At January 29, 2011, the Company had 506 retail stores (consisting of 480 Full-line stores, 12 Outlet and Factory stores and 14 Franchise stores) in 42 states and the District of Columbia. The following table sets forth the stores that were open at that date.

JOS. A. BANK STORES

State	Total # of Stores	State	Total # of Stores
Alabama(a)(b)	13	Nebraska	2
Arizona	5	Nevada	3
Arkansas	4	New Hampshire	2
California	31	New Jersey(b)	29
Colorado	9	New Mexico	1
Connecticut	14	New York(b)	21
Delaware	1	North Carolina(a)	21
Florida	35	Ohio	22
Georgia(a)(b)	22	Oklahoma	4
Idaho	1	Pennsylvania(b)	27
Illinois(a)	29	Rhode Island	2
Indiana	9	South Carolina(a)	11
Iowa	3	South Dakota	1
Kansas	3	Tennessee(a)	12
Kentucky	5	Texas(b)	48
Louisiana(a)	6	Utah	2
Maryland(b)	21	Virginia(b)	25
Massachusetts	16	Washington	3
Michigan	13	Washington, D.C.	5
Minnesota	7	West Virginia	1
Mississippi(a)	3	Wisconsin	6
Missouri	8	Total	506

(a) Includes one or more Franchise store(s)

(b) Includes one or more Outlet or Factory store(s)

Direct Marketing. The Company's Direct Marketing segment, consisting of its Internet and catalog channels, is a key part of the Company's multi-channel concept. This segment is driven primarily by the Internet channel as the catalog channel has declined over time with the increasing popularity of the Internet. In fiscal year 2010, the Direct Marketing segment accounted for approximately 10% of the Company's net sales and recorded a sales increase of 24.4%. The Company's Direct Marketing segment offers potential and existing customers convenience in ordering the Company's merchandise. In fiscal years 2009 and 2010, the Company distributed approximately 9.2 million and 9.6 million catalogs, respectively.

The Internet site and the catalog offer potential and existing customers an easy way to order the full range of Jos. A. Bank products. They are significant resources used to communicate the Company's high-quality image, provide customers with guidance in coordinating outfits, generate store traffic and provide useful market data on customers. The Company believes customers are very confident purchasing traditional business attire through our Internet site and catalog, as suits represented approximately 25% of sales in the Direct Marketing segment in fiscal year 2010.

To make catalog and online shopping as convenient as possible, the Company maintains a toll-free telephone number accessible 24 hours a day, seven days a week. Catalog sales associates can help customers select merchandise and can provide detailed information regarding size, color, fit and other merchandise features. In some cases, sample merchandise is available for catalog sales associates to view, thereby allowing them to better assist customers. Merchandise purchased from the catalog or online may be returned to the Company through any of its stores or by mail.

The Company upgraded its existing Internet infrastructure during fiscal year 2009 to meet increasing capacity needs and to add certain features to further enhance the customer shopping experience. The new Internet site, which was launched in October 2009, has many customer-friendly features such as larger images, product photos with zoom-in functionality that allows fine details to be seen, plus advanced product search functionality, such as searching by size, that makes shopping more efficient. In addition, the site accepts new forms of payment such as Paypal and Bill Me Later. Customers may request to have their orders shipped to an address of their choice or to any JoS. A. Bank store for convenient pick up. The new site also supports many of the creative promotional and sale events that were previously offered only in the Company's Full-line stores. The site has enabled the Company to be responsive to trends thereby affording the Company an opportunity to increase sales.

During fiscal year 2010, the Company launched a new website dedicated exclusively to the products offered under its Big and Tall customer category. As part of this new website, the Company expanded its product offerings to add or broaden such items as suits and suit separates including portly sizes, dress shirts, extra long ties and sportshirts. The Company expects to continue to expand the Big and Tall product assortment in fiscal year 2011. Also, during fiscal year 2010, the Company launched a new website dedicated to the products offered under its new Factory store concept. In addition to expanding the Company's overall product offerings over the Internet channel, these new websites further leverage the e-commerce platform the Company developed and implemented in fiscal year 2009.

The Company has experienced strong growth in its Internet sales over the past five fiscal years. To help drive Internet traffic, the Company affiliates with other Internet companies. These affiliates link potential customers from their web platforms to the Company's websites where the customer may ultimately make a purchase. The Company typically pays a fee to these affiliates based on a percentage of net sales generated by them. As a result of an analysis performed by the Company in fiscal year 2010, the Company eliminated approximately one-third of its under-performing affiliates and reduced its total number of affiliates from approximately 3,100 at the end of fiscal year 2009 to approximately 2,100 at the end of fiscal year 2010. Despite this decrease, Internet sales significantly increased during fiscal year 2010. The Company expects to continue to pursue affiliate arrangements to help fuel future Internet sales increases.

To process catalog orders, sales associates enter orders online into a computerized catalog order entry system, while Internet orders are placed by the customer and are linked to the same order entry system. After an order is placed, it updates files and permits the Company to measure the response to individual catalog mailings and Internet email promotions. Computer processing of orders is performed by the warehouse management system which permits orderly picking of inventory from the warehouses. The Company's order entry and fulfillment systems permit the shipment of most orders no later than the day after the order is placed (assuming the merchandise is in stock). Orders are shipped primarily by ground delivery to arrive at a customer's home in two to five business days or, if requested, by expedited delivery services, typically using United Parcel Service as the delivery company. Sales and inventory information is available to the Company's merchants the day after the sales transaction.

Corporate and Other. In addition to the corporate office and the distribution centers, the Company's "Corporate and Other" segment consists of 14 Franchise locations and 12 Outlet and Factory stores. Generally, a franchise agreement between the Company and the franchisee provides for a ten-year term with an option, exercisable by the franchisee under certain circumstances, to extend the term for an additional ten-year period. Franchisees pay the Company an initial fixed franchise fee and then a percentage of its net sales. Franchisees are required to maintain and protect the Company's reputation for high quality, classic clothing and customer service. Generally, the franchisees have the rights within certain geographical territories to operate stores, which prohibits the Company from opening stores within these territories without first giving the franchisees the right of first refusal. The Company opened 1 new Franchise store in fiscal year 2010 and does not expect to open a significant number of Franchise stores in the future. Franchisees purchase substantially all merchandise offered for sale in their stores from the Company at an amount above the Company's cost.

Prior to fiscal year 2010, the Company had 7 Outlet stores which served to liquidate excess merchandise and offer certain first quality products at a reduced price. During fiscal year 2010, the Company launched a new Factory store concept initiative to target a unique customer base that it believes has limited overlap with the customer base in our Full-line stores. The Company opened 5 stores under the new Factory store concept in fiscal year 2010 to test the initiative. New merchandise offerings were developed that cater to this customer's needs. Additionally certain of these product offerings were also introduced into the pre-2010 Outlet stores. The results achieved by the 5 stores opened in fiscal year 2010 met the Company's expectations, and as a result, the Company plans to open an additional 10 to 12 Factory stores in fiscal year 2011. Also, the Company expects, over time, to convert the 7 pre-2010 Outlet stores to Factory stores. If the stores opened/operated under this new initiative continue to perform to the Company's expectations, it believes there is a long-term opportunity to operate 50 to 75 Factory stores in the U.S.

Merchandising

The Company believes it fills a niche of providing upscale classic, professional men's clothing with superior quality at a reasonable price. The Company's merchandising strategy focuses on achieving an updated classic look with extreme attention to detail in quality materials and workmanship. The Company offers a distinctive collection of clothing and accessories necessary to dress the career man from head to toe, including formal, business and business casual, as well as sportswear and golf apparel, substantially all of which is sold under the Jos. A. Bank label. Its product offerings include tuxedos, suits, shirts, vests, ties, sportcoats, pants, sportswear, overcoats, sweaters, belts and braces, socks and underwear, among other items. The Company also sells branded shoes from several vendors, representing approximately 3% of total net sales, which are substantially the only products it sells not using the Jos. A. Bank brand.

The Company's branding emphasizes very high levels of quality in all aspects of its interactions with customers, including merchandise and service. The Company has developed very stringent specifications in its product designs to ensure consistency in the fit and quality of the product. The merchandise assortment has "Three Levels of Luxury" and one unwavering level of quality. The "Three Levels of Luxury" range from the Company's original Jos. A. Bank Executive collection, to the more luxurious Jos. A. Bank Signature collection to the exclusive Jos. A. Bank Signature Gold collection. An example of the different levels of luxury includes a range of superfine qualities of wool used in suits, sport coats and slacks.

The Company believes its merchandise offering is well positioned to meet the changing trends of business dress for its target customers. Suits accounted for approximately 30% of the Company's merchandise sales in fiscal year 2010, and serve as the foundation of the Company's extensive offering of other products. As the corporate work environment trended to casual over the past decade, the Company's product offerings were modified to meet the needs of the Jos. A. Bank customer.

The Company has many unique products to serve its customers' needs and believes that continued development of innovative products is one of its "Four Pillars of Success." For example, the Company offers its Separates collection, a concept for purchasing suits that allows customers to customize their suits by selecting separate, but perfectly matched, jackets and pants from one of three coat styles, plain front or pleated pants, and numerous updated fabric choices including superfine wool and natural stretch wool. The Separates line allows a customer to buy a suit that will fit his unique body size with minimum alterations, for a custom fit. Jos. A. Bank is one of the few retailers in the country that has successfully developed this concept in better quality suits, which the Company believes is a competitive advantage.

The Company also has a very successful line of wrinkle resistant, all cotton dress shirts and sportshirts and in fiscal year 2007 introduced the slimmer cut "Tailored Fit" model to its dress shirt offering. The Company offers its Vacation-in-Paradise ("VIP") line of casual vacation wear and its David Leadbetter golf apparel, which includes sportshirts, sweaters and casual trousers, in its sportswear category.

In fiscal year 2004, the Company introduced a wrinkle resistant, stain resistant traveler cotton pique polo shirt and machine washable traveler wool pants, as part of its successful "Traveler" collection of products. In late fiscal year 2004, it introduced a wrinkle resistant, stain-resistant suit as part of its Separates Collection. The Traveler Suit Separates program is designed to take advantage of our expertise in suit separates with perfectly matched suit coats and pants sold in the customer's size for a better fit. The 100% wool Traveler Suit Separates are stain resistant and made with stretch comfort waist bands and stretch linings and include extra interior pockets. In fiscal year 2007, the Company also added a selection of wrinkle and stain resistant cashmere sweaters to its line of Traveler products. During fiscal year 2010, the Company further expanded its Traveler collection with the introduction of a Tailored Fit suit product which offers customers a narrower, more stylish fit.

In fiscal year 2005, the Company introduced the "Stays Cool" suit, which features innovative fabrics and linings using a variety of technologies to keep the customer cool and comfortable in a warm climate. The Company has continued to add products using the "Stays Cool" features during the past several years.

In fiscal year 2010, the Company introduced the "Classic" collection, a line of products developed exclusively for its new Factory stores. This line of products emphasizes traditional, classic styling at a superior value to the Factory store customer.

Also in fiscal year 2010, with the launch of its new Big and Tall website, the Company further expanded its Big and Tall product offerings to add or broaden such items as suits and suit separates including portly sizes, dress shirts, extra long ties and sportshirts. Prior to fiscal year 2010, the Company had certain limited Big and Tall product offerings which included dress shirts and tailored clothing such as suits and suit separates, sportcoats, dress pants and formalwear.

Because of the classic character of the Company's merchandise and aggressive store clearance promotions, historically, the Company has been able to sell substantially all of its products through its Full-line stores, catalog, Internet site and Outlet and Factory stores and has not been required to sell significant amounts of inventory to third-party liquidators.

Design and Purchasing

Jos. A. Bank merchandise is designed through the coordinated efforts of the Company's merchandising and planning staffs, working in conjunction with suppliers, manufacturers and buying agents around the world. The process of creating a new garment begins up to 18 months before the product's expected in-stock date. Substantially all products are made to the Company's rigorous specifications, thus ensuring consistent fit and feel for the customer. The merchandising staff oversees the development of each product's style, color and fabrication. The Company's planning staff is responsible for providing each channel of business with the correct amount of products.

The Company believes that it gains an advantage over many of its competitors in terms of quality and price by designing its tailored and other products, selecting and, in certain cases, purchasing raw materials (finished wool fabric) and then having merchandise manufactured to its own specifications by third party contract manufacturers. Since the Company's designs are focused on updated classic clothing, the Company believes it experiences much less fashion risk than other retailers that offer fashions that change more frequently. Substantially all products manufactured must conform to the Company's rigorous specifications with respect to standardized sizing and quality.

Approximately 3% of the total product purchases (including piece goods) in fiscal year 2010 were sourced from United States suppliers, and approximately 97% were sourced from suppliers in other countries. In fiscal year 2010, approximately 37% of the total product purchases were from suppliers in China (including Hong Kong), 24% in Mexico, 9% in Bangladesh, 7% in Sri Lanka and 7% in India. Of the remaining 13% of total purchases, no other country represented more than 5% of total product purchases in fiscal year 2010. These percentages reflect the countries where the suppliers are primarily operating or manufacturing, which may not always be where the suppliers are actually domiciled.

The Company uses a buying agent to source a significant portion of its products from various companies that are located in or near Asia (China, including Hong Kong, Indonesia, India, Malaysia, Thailand, and Bangladesh). Purchases through this buying agent represented approximately 51% of the total product purchases in fiscal year 2010. The Company also makes other purchases from manufacturers and suppliers in Asia. Two other suppliers combined represented approximately 19% of total product purchases in fiscal year 2010. The Company buys its shirts from leading U.S. and overseas shirt manufacturers who also supply shirts to many of the Company's competitors.

The total product purchases discussed above include direct purchases of raw materials by the Company that are subsequently sent to manufacturers for cutting and sewing. The Company purchases the raw materials for approximately 9% of its finished products, of which five vendors accounted for over 72% of the raw materials purchased directly by the Company in fiscal year 2010. The remainder of its finished products are purchased as finished units, with the vendor responsible for the acquisition of the raw materials based on the Company's specifications.

The Company transacts substantially all of its business on an order-by-order basis and does not maintain any long-term or exclusive contracts, commitments or arrangements to purchase from any finished goods supplier, piece goods vendor or contract manufacturer. The Company ordinarily places orders for the purchase of inventory approximately 6 to 12 months in advance.

The Company has not experienced any significant difficulties as a result of any foreign political, economic or social instabilities. The Company believes that it has good relationships with its piece goods vendors, finished goods suppliers, contract manufacturers and buying agents and that there will be adequate sources to produce a sufficient supply of quality goods in a timely manner and on satisfactory economic terms, but it cannot make any assurances of such results. The Company does business with all of its vendors in U.S. currency. As a result, the Company is affected by the value of the U.S. dollar against the foreign currencies of its suppliers' countries. The Company attempts to mitigate these risks through aggressive price negotiation and resourcing. A devaluation of the U.S. dollar against these currencies may impact the Company's results as an increase in the cost of goods sold.

Marketing, Advertising and Promotion

Strategy. The Company has historically used mass media advertising (such as local radio, national cable television and direct mail marketing) and promotional activities in support of its store and catalog/Internet operations. The Company also sends email promotions to its store and Internet customers. The basis of each marketing campaign, while primarily promotional, is the identification of the Jos. A. Bank name as synonymous with high quality, upscale, classic clothing offered at a value. The Company maintains a database of names of people who have previously made a purchase from one of the Company's retail stores, its Internet site or catalog or have requested a catalog or other information from the Company. During fiscal year 2010, the Company completed a conversion of its customer database to an updated platform, retaining customer history only for the past four years. Upon this conversion, the Company maintained over 4.6 million names in this customer database as of fiscal year-end 2010. Of these names, approximately 3.2 million represent individuals who have made such purchases or information requests in the past 24 months, an increase over the 2.6 million of such customers as of fiscal year-end 2009. The Company evaluates its database for its mailings and selects names based on expectations of response to specific promotions, which allows the Company to efficiently use its marketing dollars.

In the fourth quarter of fiscal year 2004, the Company began testing national cable television advertising as a method to increase its brand awareness and to drive customers to its stores. The Company has increasingly expanded its use of television advertising in the past six years and expects to continue marketing through television advertising in fiscal year 2011.

The Company employs a "high-low" product pricing strategy and runs targeted promotional events throughout the year based on market conditions and customer preferences and demands. As part of the "high-low" strategy, the Company promotes specific items or categories at prices that are below the retail price regularly offered to customers. The Company also conducts clearance sales throughout the year, especially at the end of each of its two seasons, primarily to manage its seasonal inventory levels.

Corporate Card Program. Certain organizations and companies can participate in our corporate card program, through which all of their employees are eligible to receive a 20% discount off regularly-priced Jos. A. Bank merchandise and for whom we develop specific marketing events throughout the year. The card is honored at all Full-line stores, as well as for catalog and Internet purchases. At year-end fiscal 2010, over 439,000 companies nationally, from small privately-owned companies to large public companies, were members of the program, representing an increase of approximately 14% over the approximately 385,000 member companies at year-end fiscal 2009. Participating companies are able to promote the card as a free benefit to their employees. As the number of participants in the corporate card program has increased significantly in the past several years, sales to these customers have become a substantial portion of total sales.

Apparel Incentive Program. Jos. A. Bank Clothiers apparel incentive gift certificates are used by various companies as a reward for employee achievement or for employee recognition. The Company also redeems proprietary gift certificates and gift cards marketed by major premium/incentive companies.

Distribution

The Company uses a centralized distribution system, under which all merchandise is received, processed and distributed through two distribution facilities located in Hampstead, Maryland (one owned and one leased). The facilities are designed to handle different product types, with the owned building handling "flat" goods such as shirts, sweaters, ties, etc and the leased building handling primarily "hanging" goods such as suits, dress pants, coats, etc. Both buildings are designed to support corporate office functions as well as distribution center functions and are adjacent to each other.

A portion of the merchandise received at the distribution centers is inspected to ensure expected quality in workmanship and conformity to Company specifications. The merchandise is then allocated to individual stores or to warehouse stock (to support the Direct Marketing segment and to replenish store inventory as merchandise is sold). Merchandise allocated to stores is then packed for delivery and shipped, principally by common carrier. Each store generally receives a shipment of merchandise one to five times a week from the distribution centers, depending on a store's size or sales volume and the time of the year. Inventory of basic merchandise in stores is replenished regularly based on sales tracked through point-of-sale terminals. Shipments to customers purchasing through the Direct Marketing segment are also made from the central distribution facilities and, less frequently, from stores.

To support new store growth, the Company has upgraded its distribution centers several times over the past ten years. In late fiscal year 2004, the Company increased its distribution center capacity by leasing and equipping approximately 289,000 square feet of space in a facility that is adjacent to the Company's headquarters and original distribution center. This second distribution center became fully operational in early fiscal year 2005. With this fiscal year 2005 expansion, the distribution center facilities were designed to support approximately 500 stores plus the Direct Marketing segments. To accommodate our latest plans to expand the store base to approximately 650 to 675 total stores, we added another 126,000 square feet in the second distribution center in fiscal year 2010, of which 114,000 square feet was dedicated to distribution and 12,000 square feet was dedicated to office space. This expansion in fiscal year 2010 should be sufficient to support most of our expected capacity needs for hanging products. To support our capacity needs for flat products, we will add additional space in fiscal years 2011 and/or 2012 through either lease or acquisition.

Management Information Systems

In fiscal year 1998, the Company installed and implemented the then-current version of its merchandising, warehouse, sales audit, accounts payable and general ledger system. While several newer updates of this system have been released by the software vendor but not installed by the Company, the system meets the Company's current business needs. In fiscal year 1999, the Company replaced its point-of-sale ("POS") system and upgraded this system in fiscal years 2005 and 2007. In fiscal year 2007, the Company added a wide-area network to its POS system, which, among other functionality, enables electronic orders to be placed from the stores by a sales associate to the Company's centralized fulfillment center. In fiscal year 2007, the Company implemented a new financial reporting system. In fiscal year 2000, the Company upgraded its catalog order processing system to the then-current version, which was again updated in fiscal year 2007. During fiscal year 2009, the Company upgraded its existing Internet infrastructure in order to meet the increasing capacity needs and to add certain features to further enhance the customer shopping experience.

In fiscal year 2007, the Company implemented a new system that increased its ability to communicate design specifications to its worldwide vendor base, which replaced a system installed in fiscal year 2003. In fiscal year 2004, the Company developed systems that allow increased management and reporting of pricing elements such as gross margins. The Company outsources to a third party the storage and maintenance of its customer relationships management ("CRM") database. The Company can access the CRM database which it uses to select names for customer promotions. By using these systems, the Company is able to capture greater customer data and increase its marketing efficiency using such data. The Company upgraded its proprietary customer database systems in fiscal year 2010 with a new outsourced vendor, which should enable the Company to enhance the productivity of its customer database.

In fiscal year 2010, the Company expanded its Internet platform to include two additional e-sites: Factory and Big and Tall. The Factory site allows customers to buy Factory goods online, whereas the Big and Tall site allows customers to buy extended-size goods online.

Competition

The Company competes primarily with other specialty retailers of men's apparel, department stores and other catalog and online merchants engaged in the retail sale of men's apparel, and to a lesser degree with other retailers of men's apparel. The Company is one of only a few national multi-channel retailers focusing exclusively on men's apparel, which the Company believes provides a competitive edge. The Company believes that it maintains its competitive position based not only on its ability to offer its high quality career clothing at reasonable prices, but also on its broad selection of in-stock merchandise, friendly customer service and product innovation as part of its "Four Pillars of Success." The Company competes primarily with specialty and discount store chains, independent retailers, national and local department stores, Internet retailers and other catalogers engaged in the retail sale of men's apparel, and to a lesser degree with other apparel retailers. These competitors, include, among others, Brooks Brothers, Macy's, Lands End, Men's Wearhouse and Nordstrom, as well as local and regional competitors in each store's market. Many of these competitors are considerably larger and have substantially greater financial, marketing and other resources than the Company.

Trademarks

The Company is the owner or exclusive licensee in the United States of the marks JOS. A. BANK®, JOS. A. BANK V.I.P.®, JOS. A. BANK VACATION IN PARADISE®, VACATION IN PARADISE®, THE MIRACLE COLLECTION® and TRAVELER CREASE® (collectively, the "Jos. A. Bank Marks"). These trademarks are registered in the United States Patent and Trademark Office. A Federal registration is renewable indefinitely if the trademark is still in use at the time of renewal. The Company's rights in the Jos. A. Bank Marks are a material part of the Company's business. Accordingly, the Company intends to maintain its use of the Jos. A. Bank Marks. The Company is not aware of any claims of infringement or other material challenges to the Company's right to use the Jos. A. Bank Marks in the United States. An application has been filed by a third party for registration in China of the trademark "Jos. A. Bank." The Company has filed an opposition to the application.

In addition, the Company has registered "josbank.com" and various other Internet domain names. The Company intends to renew its registration of domain names from time to time for the conduct and protection of its e-commerce business.

Seasonality

The Company's net sales, net income and inventory levels fluctuate on a seasonal basis and therefore the results for one quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. The increased customer traffic during the holiday season and the Company's increased marketing efforts during this peak selling time have resulted in sales and profits generated during the fourth quarter becoming a larger portion of annual sales and profits as compared to the other three quarters. Seasonality is also impacted by growth as more new stores have historically been opened in the second half of the year. During the fourth quarters of fiscal years 2008, 2009 and 2010, the Company generated approximately 36%, 36% and 37%, respectively, of its annual net sales and approximately 52%, 50% and 48%, respectively, of its annual net income.

Employees

As of March 23, 2011, the Company had approximately 4,998 employees, consisting of 3,728 full-time employees and 1,270 part-time employees. Approximately 320 of our employees work in the Hampstead, Maryland tailoring overflow shop and distribution centers, most of whom are represented by the Mid-Atlantic Regional Joint Board, Local 806. The stated term of our collective bargaining agreement with the Mid-Atlantic Regional Joint Board, Local 806 expires on February 28, 2012.

Approximately 90 of our sales associates in New York City and four surrounding New York counties are represented by Local 340, New York New Jersey Regional Joint Board, Workers United. Our most recent collective bargaining agreement covering these employees ends on April 30, 2013.

As there have been no work stoppages in more than 20 years, the Company believes that relations are good with both of the unions that represent segments of its employees. The Company also believes that its relations with its non-union employees are good.

Available Information

The Company's principal executive offices are located at 500 Hanover Pike, Hampstead, Maryland 21074. The Company's telephone number is (410) 239-2700 and its website address is www.josbank.com. The Company makes its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports available on its website free of charge as soon as practicable after they are filed with, or furnished to, the Securities and Exchange Commission ("SEC"). In addition, the public may read and copy any materials filed or furnished by the Company with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

Item 1A. *RISK FACTORS.*

You should consider carefully the risks described below, together with the other information contained in this report. If any of the identified risks actually occurs, or is adversely resolved, the Company's consolidated financial statements could be materially, adversely impacted in a particular fiscal quarter or year and the Company's business, financial condition and results of operations may suffer materially. As a result, the market price of the Company's common stock could decline and you could lose all or part of your investment in the stock of the Company. The risks described below are not the only risks facing the Company. Additional risks and uncertainties, including those not currently known to the Company or that the Company currently deems to be immaterial also could materially adversely affect the Company's business, financial condition and results of operations.

If we are not able to continue profitably opening new stores due to general economic conditions or otherwise, our growth may be adversely affected.

A significant portion of our growth has resulted and is expected to continue to result from the opening of new stores. The deterioration in the U.S. economic environment, the disruption and significant tightening in the U.S. credit and lending markets and reduced consumer spending, among other things, can slow the development of new shopping malls and retail centers which can restrict the Company's ability to find suitable locations for new stores. The Company believes that quality real estate opportunities are available in the marketplace, but such economic troubles could lead to adjustments to our expansion program in fiscal year 2011 and beyond. While we believe that we will continue to be able to obtain suitable locations for new stores, negotiate acceptable lease terms, hire qualified personnel and open and operate new stores on a timely and profitable basis, we cannot assure you that we will be able to meet these objectives. As we continue our expansion program, the proposed expansion will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in our financial performance. The opening of new stores may adversely affect Direct Marketing sales and profits. In addition, the opening of new stores in existing markets may adversely affect sales and profits of established stores in those markets.

The results achieved by our existing stores may not be indicative of longer term performance or the potential market acceptance of stores in other locations. We cannot assure you that any new store that we open will have similar operating results to those of prior stores. New stores commonly take up to five years to reach desired operating levels due to development typically associated with new stores such as growing the customer base, increasing brand awareness and the development of the store's sales team. The failure of the existing or the new stores to perform as predicted could negatively impact our business, financial condition and results of operations.

We expect to fund our expansion through use of existing cash, short-term investments and cash flows from operations. However, if we experience limitations on our ability to utilize these sources of liquidity, our performance declines or other factors so dictate, we may slow or discontinue store openings. If we fail to successfully implement our expansion program, our business, financial condition and results of operations could be materially adversely affected.

We face significant competition and may not be able to maintain or improve our competitive position or profitability.

The retail apparel business is highly competitive and we expect it to remain so. We compete primarily with specialty and discount store chains, independent retailers, national and local department stores, Internet retailers and other catalogers engaged in the retail sale of men's apparel, and to a lesser degree with other apparel retailers. Many of these competitors are much larger than we are and have significantly greater financial, marketing and other resources than we have. In many cases, our primary competitors sell their products in stores that are located in the same shopping malls or retail centers as our stores. In order to better compete, we may need to increase the number of promotional sales, which could reduce our margins and affect our profitability. Moreover, in addition to competing for sales, we compete for favorable site locations and lease terms in shopping malls and retail centers. We believe that our emphasis on classic styles make our business less vulnerable to changes in merchandise trends than many apparel retailers; however, our sales and profitability depend upon the continued demand for our classic styles. We face a variety of competitive challenges including:

- anticipating and quickly responding to changing consumer demands;
- maintaining favorable brand recognition and effectively marketing our products to consumers in several diverse market segments;
- developing innovative, high-quality new products and/or product/brand extensions in sizes, colors and styles that appeal to consumers of varying age groups and tastes;
- competitively pricing our products and achieving value for our customers; and
- providing strong and effective marketing support.

Increased competition or our failure to meet these competitive challenges could result in price reductions, increased marketing expenditures and loss of market share, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our business is tied to consumer spending for discretionary items and negative changes to consumer confidence and other recessionary pressures brought on by, among other things, general economic conditions, could have an adverse affect on our business.

Our business is sensitive to a number of factors that influence the levels of consumer spending, including political and economic conditions, consumer confidence and the levels of disposable consumer income which is impacted by consumer debt, interest rates, unemployment levels, changes in financial markets, reductions in net worth, residential real estate values, tight credit markets, taxation, gasoline and energy costs, among other factors. Consumer confidence also may be adversely affected by national and international security concerns such as war, terrorism or the threat of war or terrorism. In addition, because apparel and accessories generally are discretionary purchases, declines in consumer spending patterns may impact us more negatively as a specialty retailer and could have a material adverse effect on our business, financial condition and results of operations.

Ongoing economic problems in the United States have resulted in a high unemployment rate, lower consumer confidence, shortages of consumer credit, recessionary pressures and overall slowing in the growth in the retail sector which may continue to be negatively affected for the foreseeable future. Consumer spending for higher value discretionary items generally declines faster than for other retail purchases during recessionary periods and other periods where disposable income is adversely affected. We cannot assure you that government responses to the disruptions in the financial markets or any stimulus plans will have a positive impact on the current economic situation. If the current unfavorable economic conditions continue, consumer purchases of our merchandise could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

Tight credit markets may have a negative effect on our business.

Distress in the financial markets, such as the distress experienced by the United States economy since late fiscal year 2008, may result in diminished liquidity and credit availability, and there can be no assurance that our liquidity will not be affected by changes in the financial markets and the global economy. In fiscal year 2010, we elected not to renew our credit facility and a tightening of the credit markets could make it more difficult for us to access funds through new credit facilities or through the issuance of the Company's securities.

Our immediate cash requirements, which fluctuate daily, are deposited at financial institutions and exceed federally insured limits. If the financial environment causes these financial institutions to become unstable or fail, we may experience losses on these deposit accounts.

Our cash investment strategies may have a negative effect on our business.

At present, we invest most of our cash in money market accounts and overnight federally-sponsored agency notes and U.S. Treasury bills with original maturities of 90 days or less. Our short-term investments consist primarily of U.S. Treasury bills with maturities of less than one year. The returns on these investments effectively reflect current market interest rates. As a result, market interest rate changes may negatively impact our net interest income or expense. We may invest in other types of securities such as municipal or corporate debt instruments or other types of potentially higher yielding securities, the value of which could be negatively impacted by changing liquidity conditions, credit rating downgrades, changes in market interest rates or a deterioration of the underlying entities' financial condition, among other factors. As a result, the value or liquidity of our cash/investments could decline and result in a material impairment, which could have a material adverse effect on our financial condition and operating results.

Our success is dependent on our key personnel and our ability to attract and retain key personnel.

We believe that we have benefited substantially from the contributions of our senior management team. In addition, our ability to anticipate and effectively respond to changing merchandise trends depends in part on our ability to attract and retain key personnel in our design, merchandising, marketing and other departments. We face intense competition in hiring and retaining these personnel. If we fail to retain and motivate our current personnel and attract new personnel, our business, financial condition and results of operations could be materially adversely affected. Also, the achievement of our expansion plans will depend, in part, on our ability to attract and retain additional qualified personnel as we expand.

We rely heavily on a limited number of key suppliers, the loss of any of which could cause a significant disruption to our business and negatively affect our business.

Historically, we have purchased a substantial portion of our products from a limited number of suppliers throughout the world. During fiscal year 2010, approximately 51% of the Company's total product purchases were sourced through a buying agent and we expect to continue this relationship in fiscal year 2011 and beyond. The loss of this buying agent or any of the Company's other key suppliers or any significant interruption in our product supply, such as manufacturing problems or shipping delays, could have an adverse effect on our business due to lost sales, cancellation charges, excessive markdowns or delays in finding alternative sources, and could result in increased costs. In addition, the current economic conditions, including decreased access to credit, may result in financial difficulties leading to restructurings, liquidations and other unfavorable events for industry suppliers. Key vendors may also be affected by natural disasters such as earthquakes, tsunamis and flooding which could adversely impact their operations. These suppliers may not be able to overcome any such difficulties which could lead to interruptions in our product supply and could also lead to increases in the costs that we pay for our products as any surviving suppliers could be in better positions to increase their prices. Although we have not experienced any material disruptions in our sourcing in the past several years, any significant disruption of supply from any of these sources or supplier failures could have a material adverse effect on our business, financial condition and results of operations.

Our reliance on foreign sources of production exposes us to a number of risks of doing business on an international basis.

We expect to continue our sourcing from suppliers throughout the world, which may result in additional concentration of our sources. As a result, we face a variety of risks generally associated with doing business in foreign markets and importing merchandise from abroad, including:

- political instability of foreign countries;
- imposition of new legislation or rules relating to imports that may limit the quantity of goods which may be imported into the United States from countries or regions;
- obligations associated with being an importer of record, including monitoring and complying with all legal requirements;
- imposition of duties, taxes and other charges on imports;
- local business practice and political issues, including strikes and other work stoppages and issues relating to compliance with domestic or international labor standards which may result in adverse publicity;
- migration and development of manufacturers, which can affect where our products are or will be produced;
- potential delays or disruptions in shipping and related pricing impacts, including delays or disruptions due to security considerations;
- volatile fuel supplies and costs; and

- since we transact all business in the U.S. dollar, the devaluation of the U.S. dollar against the foreign currencies of our suppliers' countries could adversely affect our product costs.

Any significant disruption of production from any of these sources could have a material adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected if the foreign manufacturers of our products do not use acceptable labor practices.

We require the third-party manufacturers of the goods that we sell to operate in compliance with applicable laws and regulations. While our staff and buying agents periodically visit and monitor the operations of our independent manufacturers, we do not control these manufacturers or their labor practices. The violation of labor or other laws by these independent manufacturers could interrupt, or otherwise disrupt, the shipment of products to us. The divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States could damage our reputation, which may result in a decrease in customer traffic to our stores, as well as purchasing through our catalogs and Internet site, and therefore could adversely affect our sales, net earnings, business, financial condition and results of operations.

Our business could be adversely affected by increased costs of the raw materials and other resources that are important to our business.

Our products are manufactured using several key raw materials, including wool and cotton, which are subject to fluctuations in price and availability. The prices for these raw materials can be volatile due to the demand for fabrics, weather conditions, supply conditions, government regulations, economic, climate and other unpredictable factors. We purchase the raw materials for approximately 9% of our finished products. Five vendors accounted for over 72% of the raw materials purchased directly by us in fiscal year 2010. The remainder of our finished products are purchased as finished units, with the vendor responsible for the acquisition of the raw materials. Some of these finished unit vendors purchase raw materials from the same suppliers as the Company. Changes in raw materials costs, such as wool and cotton, to the vendors or to us may impact the long-term cost of our finished products. In recent months, the prices of cotton, wool and other production inputs have increased significantly. The Company expects these prices to continue to remain at these elevated levels in fiscal year 2011, which will have a significant impact on the Company's product costs and potentially have a negative impact on its gross profit margin. Other costs such as fuel costs, labor costs and healthcare costs could also have an adverse impact on our vendors' manufacturing costs and on our freight costs, sales and marketing expenses and general and administrative expenses. Any significant fluctuations in price or availability of our raw materials and other resources or any significant increase in the price or decrease in the availability of the raw materials and other resources that are important to our business could have a material adverse impact on our business, financial condition and results of operations.

Our success depends, in part, on our ability to meet the changing preferences of our customers.

We must successfully gauge merchandise trends and changing consumer preferences to succeed. Our success is dependent upon our ability to gauge the tastes of our customers and to provide merchandise that satisfies customer demand in a timely manner. The retail clothing business fluctuates according to changes in consumer preferences dictated, in part, by fashion, performance, luxury and seasonality. To the extent the market for our merchandise weakens, whether due to a decrease in demand resulting from the troubled economy or otherwise, sales will be adversely affected and the markdowns required to move the resulting excess inventory will adversely affect our business, financial condition and results of operations.

Fluctuations in the demand for tailored and casual clothing and accessories affect our inventory levels. As our business is seasonal, we must purchase and carry a significant amount of inventory prior to peak selling seasons. We issue purchase orders for the purchase and manufacture of merchandise well in advance of the applicable selling season. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. In addition, lead times for many of our purchases are long, which may make it more difficult for us to respond rapidly to new or changing merchandise trends or consumer acceptance for our products. As a result, our business, financial condition and results of operations could be materially adversely affected.

Our success depends, in part, on the volume of traffic in the retail centers in which our stores are located and the availability of suitable lease space.

Many of our stores are located in retail centers where sales are affected in part by the volume of customer traffic. Customer traffic may be adversely affected by the current economic environment and as a result we may experience reduced sales and store closings. In addition, a decline in the desirability of the shopping environment in a retail center, or a decline in the popularity of a retail center among our target consumers, could adversely affect our business, financial condition and results of operations.

Part of our future growth is significantly dependent on our ability to operate stores in desirable locations with capital investment and lease costs that allow us to maintain our profitability. We cannot be sure as to when or whether desirable locations will become available at reasonable costs. In addition, we must be able to renew our existing store leases on terms that meet our financial targets. Our failure to secure favorable locations and lease terms initially, and upon renewal, could result in our loss of market share and could have an adverse effect on our business, financial condition and results of operations.

Our advertising, marketing and promotional activities are highly regulated.

Our operations are subject to various federal and state consumer protection laws and regulations related to our advertising, marketing and promotional activities. We continue to be subject to a consent decree mandating certain advertising practices relating to sales promotions. We endeavor to monitor and comply with all applicable laws and regulations (including the consent decree) to ensure that our advertising, marketing and promotional activities comply with all applicable legal requirements, many of which involve subjective judgments. Any changes in such laws or regulations, or how the laws or regulations are enforced, or any failure to comply with such laws or regulations could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on third party delivery services exposes us to business interruptions and service issues that are beyond our control.

Our success is impacted by the timely delivery of merchandise from our distribution facilities to our stores and customers. Third party transportation companies deliver substantially all of our merchandise to our stores and our customers. Some of these third parties employ union labor. Disruptions in the delivery of merchandise or work stoppages by employees of any of these third parties could delay the timely delivery of merchandise, which could result in cancelled sales, a loss of loyalty to our brand and excess inventory. We may be required to respond in a number of ways, many of which could decrease our gross profits and net income and our business, financial condition and results of operations could be materially adversely affected.

Effects of war, terrorism, public health events, natural disasters and other catastrophes.

War, terrorism, public health events (including severe infectious diseases and insect infestation), natural disasters and other catastrophes (or the threat of any of these) in the United States or elsewhere could damage or disrupt the national or global economy and the sourcing, production, receipt or shipment of our merchandise and could lead to lower customer traffic in our stores. These catastrophes could also disrupt Company operations in our offices, distribution centers and stores. Any of the foregoing could result in decreased sales that would have a material adverse impact on our business, financial condition and results of operations.

Our dependence on our two distribution centers located in Hampstead, Maryland exposes us to the risk of a substantial disruption to our business.

We concentrate the distribution of our products in two adjacent distribution centers located in Hampstead, Maryland. Substantially all of the merchandise that we purchase is shipped directly to these distribution centers, where the merchandise is prepared for shipment to our stores and our customers. If these distribution centers were to shut down or lose significant capacity for any reason, such as due to fire or other catastrophic event or natural disaster, our operations would likely be seriously disrupted. As a result, we could incur longer lead times associated with distributing our products to our stores and customers and significantly higher operating costs during the period prior to and after our reopening or replacing these distribution centers. Although we maintain business interruption and property insurance, we cannot assure you that our insurance, if any, will be sufficient, or that insurance proceeds will be timely paid to us, in the event our distribution centers or systems are shut down for any reason. These shut-downs could result in a material adverse effect on our business, financial condition and results of operations.

Our business could be adversely affected by increased paper, printing and mailing costs.

Increases in postal rates, paper costs or printing costs would affect the cost of producing and distributing our catalog and promotional mailings and sales and marketing expenses. We rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes. The unavailability of these discounts, as well as increases in future paper, printing and postal costs could adversely impact our earnings if we are unable to offset these increases by raising prices or by implementing more efficient printing, mailing, delivery and order fulfillment systems. This could result in a material adverse effect on our business, financial condition and results of operations.

Our efforts to protect and enforce our intellectual property rights or protect ourselves from the claims of third-parties may not be effective.

Our trademarks are important to our success and competitive position. We are the owner or exclusive licensee in the United States of the marks JOS. A. BANK®, JOS. A. BANK V.I.P.®, JOS. A. BANK VACATION IN PARADISE®, VACATION IN PARADISE®, THE MIRACLE COLLECTION® and TRAVELER CREASE ®, each of which is registered in the United States Patent and Trademark Office. We are susceptible to others imitating our products and infringing on our intellectual property rights. Imitation or counterfeiting of our products or other infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. The actions we have taken to establish and protect our trademarks may not be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products alleged to be in violation of the trademarks and intellectual property rights of others. In addition, others may assert rights in, or ownership of, our trademarks and other intellectual property rights or in marks that are similar to the marks that we license and we may not be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar marks. Our failure to adequately protect and enforce our intellectual property rights or protect ourselves from the claims of third parties could result in a material adverse effect on our business, financial condition and results of operations.

We are exposed to a number of risks involving the acceptance and processing of credit cards, the occurrence of which could substantially harm our business, financial condition and results of operations.

Our acceptance of credit cards at our stores and through our catalog and Internet channels necessarily involves the gathering and storage of sensitive, personal information regarding our customers. Although we believe our systems are sound, no system is completely invulnerable to attack or loss of data. A loss of such data could subject us to financial and legal risks, as well as diminish our reputation and customer loyalty. Further, our continued ability to accept and process credit cards is dependent, in part, on our contractual relationships with our acquiring bank (i.e. the bank at which we maintain our account for collecting credit card payments from customers) and our credit card processor (i.e. the third party that submits on our behalf credit card transactions to our acquiring bank). Any disruption or change in these contractual relationships could interrupt our business or increase our costs. The occurrence of any of the foregoing risks, or other risks associated with the acceptance and processing of credit cards, could have a material adverse effect on our business, financial condition and results of operations.

We face a number of risks relating to the maintenance of our information systems and our use of consumer information.

We rely heavily on information systems to manage our operations, including a full range of retail, financial, sourcing and merchandising systems, and regularly make investments to upgrade, enhance or replace these systems. In addition, we are increasingly dependent on the Internet, which is the primary channel of our Direct Marketing segment, and centralized computer systems and networks to process and transmit transactions and to store electronic information. It is critical that we maintain uninterrupted access to and operation of these systems. These systems, including our back-up systems, are subject to interruption or damage from power outages, computer and telecommunications failures, system capacity constraints, computer viruses, security breaches and catastrophic events such as fires, tornadoes and other natural disasters. If these systems cease to function properly or are damaged, we may suffer interruptions in our operations and we may be required to make a significant investment to fix or replace them. Any disruptions affecting our information systems, or any delays or difficulties in transitioning to new systems or in integrating them with current systems, could have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to continue to operate our business without significant interruption in the event of a disaster or other disruption depends in part on the ability of our information systems to operate in accordance with our disaster recovery and business continuity plans.

We maintain a customer database which is important to our marketing efforts. Any limitations imposed on the use of this consumer data, whether imposed by federal, state, or local governments or business partners, could have an adverse effect on our future marketing activity. In addition, to the extent that our security procedures and protection of customer information prove to be insufficient or inadequate, we may become subject to financial and legal risks, which could expose us to liability and cause damage to our reputation or brand, in addition to the adverse effect on our business, financial condition and results of operations.

Our business has become increasingly dependent on promotional activity and a strong holiday season.

Our net sales, net income and inventory levels fluctuate on a seasonal basis and therefore the results for one quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. During the fourth quarters of fiscal years 2008, 2009 and 2010, we generated approximately 36%, 36% and 37%, respectively, of our annual net sales and approximately 52%, 50% and 48%, respectively, of our annual net income, which resulted, in part, from increased customer traffic during the holiday season and our increased marketing efforts during this peak selling time. Any decrease in the effectiveness of our increased promotional activity could adversely affect our sales. The current economic climate, including recessionary pressures, may cause such decreases to net sales. Any reduction in retail traffic in and around our store locations could also adversely affect our sales. Any decrease in sales or margins, especially during the fourth quarter, could have a disproportionate effect on our business, financial condition and results of operations. In addition, major storms could negatively impact our sales and result in a material adverse effect on our business, financial condition and results of operations.

We will face a number of risks if we pursue growth by acquisitions or other strategic opportunities.

We may from time to time hold discussions and negotiations regarding strategic opportunities, including with (i) potential investors who express an interest in making an investment in or acquiring us, (ii) potential joint venture partners looking toward the formation of strategic alliances and (iii) companies that represent potential acquisition or investment opportunities for us. We cannot assure you that any definitive agreement will be reached regarding the foregoing, nor do we believe that any such agreement is necessary to implement successfully our strategic plans. Pursuing growth by acquisitions or other strategic opportunities will expose us to the various risks that arise therefrom, which could result in a material adverse effect on our business, financial condition and results of operations.

Our stock price has fluctuated substantially in the past and may continue to do so.

The market price of our common stock has fluctuated substantially in the past and may continue to do so in the future. The following, among other factors, may cause the market price of our common stock to fluctuate:

- Our sales and profitability results and those of others in the retail industry;
- Anticipation regarding our future operating results and those generally operating in the retail industry; and
- Changes in earnings estimates by research analysts.

In addition, the stock market has experienced price and volume fluctuations that have affected the market price of our common stock, as well as that of other companies, including our competitors, and which may be unrelated to our operating performance or the operating performance of these other companies.

Our charter documents, our Rights Agreement and Delaware law may inhibit a takeover that stockholders may consider favorable.

Provisions in our restated certificate of incorporation, our amended and restated by-laws, our Rights Agreement and Delaware law could delay or prevent a change of control or change in management that would provide stockholders with a premium to the market price of their common stock. Our Rights Agreement has significant anti-takeover effects by causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. In addition, the authorization of undesignated preferred stock gives our Board of Directors the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. If a change of control or change in management is delayed or prevented, this premium may not be realized or the market price of our common stock could decline.

Rights of our stockholders may be negatively affected if we issue any of the shares of preferred stock which are authorized and available for issuance under our restated certificate of incorporation.

After giving effect to the authorized but unissued shares of preferred stock designated as Series A Junior Participating Preferred Stock which are reserved for potential issuance pursuant to our Rights Agreement, we have available for issuance 50,000 shares of preferred stock, $1.00 par value per share. Our Board of Directors is authorized to issue any or all of these 50,000 shares, in one or more series, without any further action on the part of stockholders. The rights of our stockholders may be negatively affected if we issue a series of preferred stock in the future that has preference over our common stock with respect to the payment of dividends or distribution upon our liquidation, dissolution or winding up.

Litigation or legal proceedings could expose us to significant liabilities and could divert our management's attention and thus negatively affect our financial results.

We are subject to various litigation and legal proceedings and claims, including those identified in Part I, Item 3, "Legal Proceedings." Although we intend to defend the identified matters vigorously, we are unable to predict the outcome of these matters. Accordingly, we cannot determine whether our insurance coverage, if any, would be sufficient to cover the costs or potential losses, if any. Regardless of their merit, the legal matters may result in a diversion of our management's attention and resources and could be disruptive to our operations. In addition, costs and potential losses associated with these legal matters could adversely affect our business, financial condition and results of operations.

Item 1B. ***UNRESOLVED STAFF COMMENTS.***

None.

Item 2. *PROPERTIES.*

The Company owns one facility located in Hampstead, Maryland, which houses, among other things, its principal executive offices and a distribution center, and leases a second facility also located in Hampstead, Maryland, adjacent to its owned facility. The Company believes that its existing facilities are well maintained and in good operating condition. The table below presents certain information relating to the Company's property as of March 23, 2011:

Location	Gross Square Feet	Owned/ Leased	Primary Function
Hampstead, Maryland . .	315,000	Owned	Offices, distribution center, Direct Marketing order and fulfillment and regional tailoring overflow shop
Hampstead, Maryland . .	289,000	Leased	Offices, distribution center, Direct Marketing order and fulfillment (Lease expires September 30, 2014, with option to renew through September 30, 2019)
Hampstead, Maryland . .	126,000	Leased	Offices, distribution center, Direct Marketing order and fulfillment (Lease expires January 31, 2013 with options to renew through September 30, 2019)

The Company also leases three tailoring facilities in Atlanta, Georgia, Kansas City, Kansas and Houston, Texas. In fiscal year 2010, the Atlanta and Houston facilities were relocated and expanded. Additional office space of approximately 3,000 square feet is leased in Florida.

As of January 29, 2011, the Company had 506 stores (consisting of 480 Full-line stores, 12 Outlet and Factory stores and 14 Franchise stores). All Full-line stores are leased, with the exception of one store which is located on property owned by the Company. The Full-line stores average approximately 4,640 square feet as of fiscal year-end 2010, including selling, storage, tailor shop and service areas. The Full-line stores range in size from approximately 1,400 square feet to approximately 18,900 square feet. In most cases the Company pays a fixed annual base rent plus a pro rata share of common area maintenance costs, real estate taxes and insurance. Certain store leases require contingent rental fees based on sales in addition to or in the place of annual rental fees. Most of the Company's leases provide for an increase in fixed rental payments at various times during the lease term.

Item 3. *LEGAL PROCEEDINGS.*

Massachusetts Laborers' Annuity Fund ("MLAF") was the lead plaintiff in a class action filed in the United States District Court for the District of Maryland against the Company, Robert N. Wildrick, R. Neal Black and David E. Ullman (Roy T. Lefkoe v. Jos. A. Bank Clothiers, Inc., et al., Civil Action Number 1:06-cv-01892-WMN) (the "Class Action"). The Class Action was initially instituted on July 24, 2006. On behalf of purchasers of the Company's stock between December 5, 2005 and June 7, 2006 (the "Class Period"), the Class Action purported to make claims under Sections 10(b) and 20(a) and Rule 10b-5 of the Securities Exchange Act of 1934, based on the Company's disclosures during the Class Period. The Class Action sought unspecified damages, costs and attorneys' fees.

In late October 2009, the Company and MLAF agreed to settle the Class Action for an amount that was within the limits of the Company's insurance coverage. The settlement did not have any impact on the Company's financial statements. **The Stipulation of Settlement (the "Stipulation") entered into by the Company and MLAF included a statement that, at the time of the settlement, the substantial discovery completed did not substantiate any of the claims asserted against the individual defendants.** By Order dated July 8, 2010 and filed on July 20, 2010, the court approved the settlement of the Class Action in accordance with the Stipulation and dismissed the Class Action with prejudice.

On November 12, 2009, Casey J. Stewart, a former employee of the Company, on behalf of himself and all others similarly situated, filed a Complaint against the Company in the United States District Court for the

Northern District of California (Case number CV 09 5348 PJH) alleging racial discrimination by the Company with respect to hiring and terms and conditions of employment. Pursuant to a Motion to Transfer Venue filed by the Company, the case was transferred to the United States District Court for the Eastern District of California (Case number 2:10-cv-00481-GEB-DAD). On October 21, 2010, the parties filed a Stipulated Dismissal of Complaint requesting the court to dismiss the Complaint with prejudice, each party to bear its own fees and costs. By Order dated October 21, 2010, the court dismissed the case with prejudice.

The Company is also a party to routine litigation matters that are incidental to its business. From time to time, other legal matters in which the Company may be named as a defendant are expected to arise in the normal course of the Company's business activities. The resolution of the Company's litigation matters cannot be accurately predicted and there is no estimate of costs or potential losses, if any. Accordingly, the Company cannot determine whether its insurance coverage, if any, would be sufficient to cover such costs or potential losses, if any, and has not recorded any provision for cost or loss associated with these actions. It is possible that the Company's consolidated financial statements could be materially impacted in a particular fiscal quarter or year by an unfavorable outcome or settlement of any of these actions.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Market Information

The Company's Common Stock is listed on The Nasdaq Global Select Market under the trading symbol "JOSB." The following table sets forth, for the periods indicated, the range of high and low sales prices for the Common Stock, as reported on the Nasdaq Global Select Market.

	High	Low
1st Quarter fiscal 2011 (through March 23, 2011)	$47.95	$41.26

	Fiscal Year 2009		Fiscal Year 2010	
	High	Low	High	Low
1st Quarter	$42.50	$19.61	$43.73	$26.33
2nd Quarter	42.46	29.50	43.23	35.01
3rd Quarter	48.92	34.88	47.36	36.40
4th Quarter	45.61	38.68	45.73	39.29

On March 23, 2011, the closing sale price of the Common Stock was $46.00.

Holders of Record of Common Stock

As of March 23, 2011, there were 63 holders of record of the Company's Common Stock.

Dividend Policy

The Company intends to retain its earnings to finance the development and expansion of its business and other strategic opportunities and for working capital purposes, and therefore does not anticipate paying any cash dividends in the foreseeable future. On June 17, 2010, the Company's Board of Directors declared a stock split in the form of a 50% stock dividend which was distributed on August 18, 2010 to stockholders of record as of July 30, 2010. All share and per share amounts of common shares included in this Annual Report on Form 10-K have been adjusted to reflect this stock dividend. The Company did not declare or pay any cash dividends in fiscal year 2010.

Performance Graph

The graph below compares changes in the cumulative total stockholder return (change in stock price plus reinvested dividends) for the period from January 27, 2006 through January 28, 2011 of an initial investment of $100 invested in (a) Jos. A. Bank's Common Stock, (b) the Total Return Index for the NASDAQ Stock Market (U.S.) (NASDAQ U.S.) and (c) the Total Return Index for NASDAQ Retail Trade Stocks (NASDAQ Retail). The measurement date for each point on the graph is the last trading day of the fiscal year noted on the horizontal axis. Total Return Index values are provided by NASDAQ and prepared by the Center for Research in Security Prices at the University of Chicago. The stock price performance is not included to forecast or indicate future price performance.



$200
$150
$100
$50
$0
Jos. A. Bank
Nasdaq US
Nasdaq Retail
1/27/06
2/2/07
2/1/08
1/30/09
1/29/10
1/28/11

	Jos. A. Bank Clothiers, Inc.	Total Return Index NASDAQ Stock Market (U.S.)	Total Return Index NASDAQ Retail Trade Stocks
January 27, 2006	$100.00	$100.00	$100.00
February 2, 2007	$ 77.97	$107.77	$109.87
February 1, 2008	$ 67.88	$104.08	$ 97.27
January 30, 2009	$ 68.40	$ 51.21	$ 62.55
January 29, 2010	$104.39	$ 74.75	$ 92.82
January 28, 2011	$156.73	$ 94.98	$115.72

This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 6. *SELECTED CONSOLIDATED FINANCIAL DATA.*

The following selected consolidated financial data as of January 29, 2011 and January 30, 2010 and for the three fiscal years ended January 29, 2011 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this report. The historical consolidated financial data at January 31, 2009, February 2, 2008 and February 3, 2007 and for the fiscal years ended February 2, 2008 and February 3, 2007 have been derived from our audited consolidated financial statements and the related notes that have not been included in this report. All fiscal years, included and not included in these financial statements, end on the Saturday closest to January 31 of the respective year. Fiscal years 2007, 2008, 2009 and 2010 consisted of 52 weeks, while fiscal year 2006 consisted of 53 weeks. The information should be read in conjunction with the Consolidated Financial Statements and Notes thereto that appear elsewhere in this Annual Report on Form 10-K and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Fiscal Year				
	2006	2007	2008	2009	2010
	(In thousands, except per share information and stores)				
Consolidated Statements of Income Information:					
Net sales	**$546,385**	**$604,010**	**$695,908**	**$770,316**	**$858,128**
Cost of goods sold	207,947	225,364	264,954	298,193	**320,585**
Gross profit	**338,438**	**378,646**	**430,954**	**472,123**	**537,543**
Operating expenses:					
Sales and marketing	212,890	242,655	277,354	293,663	**326,464**
General and administrative	52,453	53,240	58,111	61,057	**69,472**
Total operating expenses	265,343	295,895	335,465	354,720	**395,936**
Operating income	**73,095**	**82,751**	**95,489**	**117,403**	**141,607**
Total other income (expense)	(938)	1,582	477	(20)	**453**
Income before provision for income taxes	72,157	84,333	95,966	117,383	**142,060**
Provision for income taxes	28,935	34,165	37,558	46,228	**56,261**
Net income	**$ 43,222**	**$ 50,168**	**$ 58,408**	**$ 71,155**	**$ 85,799**
Per share information — diluted(a):					
Net income per share	**$ 1.57**	**$ 1.82**	**$ 2.11**	**$ 2.56**	**$ 3.08**
Diluted weighted average number of shares	**27,513**	**27,630**	**27,668**	**27,785**	**27,851**
Consolidated Balance Sheet Information (as of end of fiscal year):					
Cash and cash equivalents	$ 43,080	$ 82,082	$122,875	$ 21,853	**$ 80,979**
Short-term investments	—	—	—	169,736	**189,789**
Working capital	136,562	187,134	246,127	323,260	**408,151**
Total assets	368,392	440,098	491,366	556,364	**662,037**
Revolving and term debt	412	—	—	—	**—**
Total noncurrent liabilities (including debt)	46,416	52,712	58,383	54,509	**54,415**
Stockholders' equity	208,234	261,165	321,813	393,310	**482,676**
Capital expenditures	31,141	27,696	35,105	16,333	**29,352**
Other Data (as of end of fiscal year):					
Number of stores(b)	376	422	460	473	**506**

(a) On June 17, 2010, the Company's Board of Directors declared a stock split in the form of a 50% stock dividend which was distributed on August 18, 2010 to stockholders of record as of July 30, 2010. Unless otherwise indicated, all historical weighted average share and per share amounts and all references to the number of common shares elsewhere in the Consolidated Financial Statements, and Notes thereto, have been restated to reflect the stock dividend.

(b) Includes Franchise stores.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

The information that follows should be read in conjunction with the Consolidated Financial Statements and Notes thereto that appear elsewhere in this Annual Report on Form 10-K.

Overview

Net income in fiscal year 2010 increased 20.6% to approximately $85.8 million, as compared with approximately $71.2 million in fiscal year 2009. The increased earnings in fiscal year 2010 were primarily attributable to:

- 11.4% increase in net sales, driven by a 9.4% sales increase in the Stores segment and a 24.4% increase in the Direct Marketing segment sales;
- 130 basis point increase in gross profit margin;
- 7.0% increase in comparable store sales;
- 10 basis point decrease in sales and marketing costs as a percentage of sales driven primarily by the leveraging of occupancy costs and Stores and Direct Marketing payroll and benefits costs, partially offset by higher other variable selling costs and advertising and marketing costs as a percentage of sales; and
- 20 basis point increase in general and administrative costs as a percentage of sales driven primarily by higher other corporate overhead costs and professional fees.

The Company had 506 stores as of the end of fiscal year 2010, which consisted of 480 Full-line stores, 12 Company-owned Outlet and Factory stores and 14 stores operated by franchisees. In the past five years, the Company has opened 190 new stores as its infrastructure and performance have improved. Specifically, there were 52 new stores opened in fiscal year 2006, 48 new stores opened in fiscal year 2007, 40 new stores opened in fiscal year 2008, 14 new stores opened in fiscal year 2009 and 36 new stores opened in fiscal 2010.

The Company expects to open approximately 40 to 50 stores in fiscal year 2011, including 10 to 12 new Factory stores. In the future, the Company believes that it can grow the chain to approximately 600 Full-line stores and 50 to 75 Factory stores in the United States, depending on the performance of the Company over the next several years and the development of the Factory store concept, among other factors.

Capital expenditures are expected to be approximately $33 to $38 million in fiscal year 2011, primarily to fund the anticipated opening of approximately 40 to 50 new stores, the renovation and/or relocation of several stores, expansion of its distribution center capacity and the implementation of various systems projects. The capital expenditures include the cost of the construction of leasehold improvements for new stores and the cost of renovating or relocating several stores, of which $5 to $7 million is expected to be reimbursed through landlord contributions.

The Company expects total inventories to increase in fiscal year 2011 at a rate higher than experienced in recent years primarily as a result of the replenishment of units sold in fiscal 2010, new store openings, continued sales growth, higher inventory sourcing costs and a larger buildup of core product inventory levels in anticipation that future costs of products will continue to remain at higher levels.

The Company ended fiscal year 2010 with $270.8 million in cash and cash equivalents and short-term investments and has had no debt outstanding since the end of fiscal year 2007. The Company generated $106.2 million of cash from operating activities in fiscal year 2010 which included $85.8 million of net income, $24.5 million of depreciation and amortization, a $15.0 million increase in accounts payable and accrued expense, partially offset by a $15.0 million increase in inventory levels. This cash from operating activities funded, among other things, the $29.4 million in capital expenditures.

Critical Accounting Policies and Estimates

In preparing the consolidated financial statements, a number of assumptions and estimates are made that, in the judgment of management, are proper in light of existing general economic and company-specific circumstances. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Consolidated Financial Statements in this Annual Report on Form 10-K.

Inventory — The Company records inventory at the lower of cost or market ("LCM"). Cost is determined using the first-in, first-out method. The estimated market value is based on assumptions for future demand and related pricing. The Company reduces the carrying value of inventory to net realizable value where cost exceeds estimated selling price less costs of disposal.

Management's sales assumptions regarding sales below cost are based on the Company's experience that most of the Company's inventory is sold through the Company's primary sales channels, with virtually no inventory being liquidated through bulk sales to third parties. The Company's LCM estimates for inventory that have been made in the past have been very reliable as a significant portion of its sales (over two-thirds in fiscal year 2010) are of classic traditional core products that are part of on-going programs and that bear low risk of write-down below cost. These products include items such as navy and gray suits, navy blazers and white and blue button-down shirts, etc. To limit the need to sell significant amounts of product below cost, all product categories are closely monitored in an attempt to identify and correct situations in which aging goals have not been, or are reasonably likely to not be, achieved. In addition, the Company's strong gross profit margins enable the Company to sell substantially all of its products above cost.

To calculate the estimated market value of its inventory, the Company periodically performs a detailed review of all of its major inventory classes and stock-keeping units and performs an analytical evaluation of aged inventory on a quarterly basis. Semi-annually, the Company compares the on-hand units and season-to-date unit sales (including actual selling prices) to the sales trend and estimated prices required to sell the units in the future, which enables the Company to estimate the amount which may have to be sold below cost. Substantially all of the units sold below cost are sold in the Company's Outlet and Factory stores, through the Internet websites and catalogs or on clearance at the Full-line stores, typically within 24 months of purchase. The Company's costs in excess of selling price for units sold below cost totaled approximately $1.4 million, $1.2 million and $1.8 million in fiscal years 2008, 2009 and 2010, respectively. The Company reduces the carrying amount of its current inventory value for product that may be sold below its cost. If the amount of inventory which is sold below its cost differs from the estimate, the Company's inventory valuation adjustment could change.

Asset Valuation — Long-lived assets, such as property, plant and equipment subject to depreciation, are reviewed for impairment to determine whether events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset. The asset valuation estimate is principally dependent on the Company's ability to generate profits at both the Company and store levels. These levels are principally driven by the sales and gross profit trends that are closely monitored by the Company. While the Company performs a quarterly review of its long-lived assets to determine if impairment exists, the fourth quarter is typically the most significant quarter to make such a determination since it provides the best indication of performance trends in the individual stores. During fiscal years 2008, 2009 and 2010, the Company recognized impairment charges of $1.2 million, $1.6 million and $1.2 million, respectively, relating to several stores within its Stores segment. The charges were included in "Sales and marketing" in the Consolidated Statements of Income. The aggregate fair value of the property plant and equipment recorded for the stores impaired in fiscal years 2008, 2009 and 2010 were estimated to be $0.1 million, $0.3 million and $0.2 million, respectively. The fair value measurements related to these assets are considered to fall under level 3 of the fair value hierarchy of ASC 820, "Fair Value Measurements and Disclosures," since the valuations are based on significant unobservable inputs. These valuations are based on discounted cash flow analyses with the significant unobservable inputs being the future projected cash flows which are reflective of the Company's best estimates and the discount rates which the Company believes are representative of arms-length third-party required rates of returns.

Lease Accounting — The Company uses a consistent lease period (generally, the initial non-cancelable lease term plus renewal option periods provided for in the lease that can be reasonably assured) when calculating amortization of leasehold improvements and in determining straight-line rent expense and classification of its leases as either an operating lease or a capital lease. The lease term and straight-line rent expense commences on the date when the Company takes possession and has the right to control use of the leased premises. Funds received from the lessor intended to reimburse the Company for the costs of leasehold improvements are recorded as deferred rent resulting from a lease incentive and amortized over the lease term as a reduction to rent expense.

While the Company has taken reasonable care in preparing these estimates and making these judgments, actual results could and probably will differ from the estimates. Management believes any difference in the actual results from the estimates will not have a material effect upon the Company's financial position or results of operations. These estimates, among other things, were discussed by management with the Company's Audit Committee.

Recently Issued Accounting Standards — In October 2009, the FASB issued ASU 2009-13, "Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"). ASU 2009-13 addresses revenue recognition of multiple-element sales arrangements. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence ("VSOE") at the highest level, third-party evidence of VSOE at the intermediate level, and a best estimate at the lowest level. It replaces "fair value" with "selling price" in revenue allocation guidance. It also significantly expands the disclosure requirements for such arrangements. ASU 2009-13 is effective prospectively for sales entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently evaluating the impact ASU 2009-13 may have on its consolidated financial statements.

Recently Proposed Amendments to Accounting Standards — In August 2010, the FASB issued an exposure draft, "Leases" (the "Exposure Draft"), which would replace the existing guidance in ASC 840, "Leases." Under the Exposure Draft, a lessee's rights and obligations under all leases, including existing and new arrangements, would be recognized as assets and liabilities, respectively, on the balance sheet. The comment period for the Exposure Draft ended on December 15, 2010 and a final standard is expected to be issued in 2011. When and if the proposed guidance becomes effective, it will likely have a significant impact on the Company's consolidated financial statements. However, as the Exposure Draft is still in process, the Company is unable to determine at this time the impact this proposed change in accounting may have on its consolidated financial statements.

Results of Operations

The following table is derived from the Company's Consolidated Statements of Income and sets forth, for the periods indicated, certain items included in the Consolidated Statements of Income expressed as a percentage of net sales.

	Percentage of Net Sales Fiscal Year		
	2008	2009	2010
Net sales	**100.0%**	**100.0%**	**100.0%**
Cost of goods sold	38.1	38.7	37.4
Gross profit	**61.9**	**61.3**	**62.6**
Sales and marketing expenses	39.9	38.1	38.0
General and administrative expenses	8.4	7.9	8.1
Total operating expenses	48.2	46.0	46.1
Operating income	**13.7**	**15.2**	**16.5**
Total other income (expense)	0.1	—	0.1
Income before provision for income taxes	13.8	15.2	16.6
Provision for income taxes	5.4	6.0	6.6
Net income	**8.4%**	**9.2%**	**10.0%**

Fiscal Year 2010 Compared to Fiscal Year 2009

Net Sales — Net sales increased 11.4% to $858.1 million in fiscal year 2010, as compared with $770.3 million in fiscal year 2009. The Stores segment sales increased 9.4% in fiscal year 2010 due primarily to a 7.0% increase in comparable Store sales and the opening of 36 new stores (and the closing of three stores) as shown below. Comparable store sales include merchandise and tuxedo rental sales generated in all Company-owned stores that have been open for at least thirteen full months. The 7.0% increase in comparable store sales in fiscal year 2010 was led by increased traffic (as measured by number of transactions) and higher items per transaction, partially offset by lower dollars per transaction.

Comparing fiscal year 2010 to fiscal year 2009, Direct Marketing sales increased 24.4%, driven primarily by increases in sales in the Internet channel, which represents the major portion of this reportable segment. The increases in the Internet channel were primarily the result of higher website traffic. The Internet channel also benefited from the new Big and Tall website related to the Company's Big and Tall product offerings launched during fiscal year 2010. Additionally, the segment's sales for fiscal year 2010 were positively impacted by a slight increase in catalog call center sales.

With respect to the major product categories, dress shirts, other tailored clothing (particularly sportcoats, blazers and dress pants), sportswear and suits all generated strong unit sales increases in fiscal year 2010. Sales of the more luxurious Signature and Signature Gold products, which together represented over 25% of total merchandise sales in fiscal year 2010, increased by over 10% as compared to fiscal year 2009. For fiscal year 2010, suits represented over 30% of total merchandise sales. Merchandise sales exclude tailoring, tuxedo rental and franchise fee revenue.

The following table provides information regarding the number of stores opened and closed during fiscal years 2009 and 2010:

	Fiscal Year 2009		Fiscal Year 2010	
	Stores	Square Feet*	Stores	Square Feet*
Stores open at the beginning of the year	460	2,091	473	2,131
Stores opened	14	45	36	160
Stores closed	(1)	(5)	(3)	(9)
Stores open at the end of the year	473	2,131	506	2,282

* Square feet are presented in thousands and exclude the square footage of the Company's Franchise stores. Square feet include a net decrease of 11 square feet in fiscal year 2009 and a net increase of 14 square feet in fiscal year 2010 due to relocations or renovations in several stores.

Gross Profit — The Company's gross profit represents net sales less cost of goods sold. Cost of goods sold primarily includes the cost of merchandise, the cost of tailoring and freight from vendors to the distribution center and from the distribution center to the stores. This gross profit classification may not be comparable to the classification used by certain other entities. Some entities include distribution (including depreciation), store occupancy, buying and other costs in cost of goods sold. Other entities (including the Company) exclude such costs from gross profit, including them instead in general and administrative and/or sales and marketing expenses.

Gross profit totaled $537.5 million or 62.6% of net sales in fiscal year 2010, as compared with $472.1 million or 61.3% of net sales in fiscal year 2009, an increase in gross profit dollars of $65.4 million and an increase in the gross profit margin (gross profit as a percent of net sales) of 130 basis points. The increases in the gross profit margin were mainly the result of higher initial mark-ups as compared to the prior year period, driven primarily by improved sourcing. The improvement was also due in part to a change in the product mix with a lower proportion of clearance items sold as compared to fiscal year 2009. These increases were partially offset by higher markdowns as a result of increased promotional activity to drive sales, especially during the second half of fiscal year 2010. As stated in this Annual Report on Form 10-K, the Company is subject to certain risks that may affect its gross profit, including risks of doing business on an international basis, increased costs of raw materials and other resources and changes in economic conditions. The Company expects to continue to be subject to these gross profit risks in the future. Specifically, with respect to the costs of raw materials, the Company's products are manufactured using several key raw materials, most notably wool and cotton. In recent months, the prices of cotton, wool and other production inputs have increased significantly. The Company expects these prices to continue to remain at these elevated levels in fiscal year 2011, which will have a significant impact on the Company's product costs and potentially have a negative impact on its gross profit margin. Additionally, the Company's gross profit margin may be negatively impacted during the development phase of some of its new business initiatives such as the newly-launched tuxedo rental business and the Factory store concept.

Sales and Marketing Expenses — Sales and marketing expenses, which consist primarily of a) Full-line Store, Outlet and Factory store and Direct Marketing occupancy, payroll, selling and other variable costs (which include such costs as shipping costs to customers and credit card processing fees) and b) total Company advertising and marketing expenses. Sales and marketing expenses increased to $326.5 million in fiscal year 2010 from $293.7 million in fiscal year 2009. As a percentage of net sales, sales and marketing expenses decreased to 38.0% in fiscal year 2010, as compared with 38.1% in fiscal year 2009. The decrease as a percentage of net sales was driven primarily by the leveraging of occupancy costs and Stores and Direct Marketing payroll and benefits costs achieved primarily through strong sales growth and cost control initiatives. These improvements were partially offset by higher other variable selling costs as a percentage of sales due largely to higher shipping costs to customers driven by the strong Direct Marketing sales and lower shipping cost efficiency and higher advertising and marketing costs as a percentage of sales due primarily to increased promotional activity as compared to last year.

The $32.8 million increase in sales and marketing expenses relates primarily to expanded advertising programs, expenses supporting the opening of the 36 new stores in fiscal year 2010, a full year of costs from the 14 new stores opened in fiscal year 2009 and higher sales. The cost increases include a) $11.6 million of other variable selling costs, including shipping costs to customers, b) $8.0 million of media advertising, catalog and other marketing costs, c) $7.4 million of Stores and Direct Marketing payroll and benefits costs, and d) $5.8 million of occupancy costs. The Company expects sales and marketing expenses to increase in fiscal year 2011 primarily as a result of its anticipated opening of 40 to 50 new stores in fiscal year 2011, the full year operation of stores that were opened during fiscal year 2010, an increase in advertising expenditures, driven both by volume and price increases, and costs related to new business initiatives.

General and Administrative Expenses — General and administrative expenses ("G&A"), which consist primarily of corporate and distribution center costs, increased $8.4 million in fiscal year 2010 to $69.5 million from $61.1 million in fiscal year 2009. As a percentage of net sales, G&A expenses increased to 8.1% in fiscal year 2010, as compared with 7.9% in fiscal year 2009. The increase as a percentage of net sales was driven primarily by higher other corporate overhead costs and professional fees. The increase in G&A expenses was primarily due to higher total corporate costs, including corporate compensation and benefits costs, taxes and other corporate overhead costs. The net increase in corporate costs of $6.8 million was primarily driven by a) $3.3 million of higher corporate compensation (including total company performance-based incentive compensation other than commissions) and benefits costs, b) $1.4 million of higher professional fees including outsourced services, and c) $2.1 million of higher other overhead costs. Continued growth in the Stores and Direct Marketing segments may result in further increases in G&A.

Distribution center costs increased $1.6 million in fiscal year 2010, primarily due to a) $0.9 million of higher payroll costs and b) $0.7 million of higher occupancy, supplies, postage and other miscellaneous costs. The Company expects distribution center costs to increase in fiscal year 2011 as it expects to process an increasing amount of inventory units to support future growth and increased costs related to adding more warehousing space.

Other Income (Expense) — The Company's Other income (expense) consists solely of net interest income (expense). Other income (expense) for fiscal year 2010 was $0.5 million of income as compared to less than $0.1 million of expense for fiscal year 2009. The improvement over fiscal year 2009 was due primarily to higher average cash and cash equivalents and short-term investment balances during the fiscal year 2010 period and lower financing fees in fiscal year 2010 due to the expiration of the Company's credit facility in the first quarter of fiscal year 2010.

Income Taxes — The fiscal year 2010 effective income tax rate was 39.6%, as compared with 39.4% for fiscal year 2009. The increase during fiscal year 2010 was largely related to higher state income taxes. During the third quarter of fiscal year 2010, the Company realigned its legal entity structure to more appropriately reflect its operational organization. As a result, the Company anticipates that it will incur lower state income tax liabilities beginning in fiscal year 2011 and thereafter, assuming no significant changes to U.S. federal or state income tax rules.

Significant changes to U.S. federal or state income tax rules could occur as part of future legislation. Such changes could influence the Company's future income tax expense and/or the timing of income tax deductions. The impact of such changes on the Company's business operations and financial statements remains uncertain. However, as the possibility of any enactment progresses, the Company will continue to monitor current developments and assess the potential implications of these tax law changes on its business and consolidated financial statements.

The Company files a federal income tax return and state and local income tax returns in various jurisdictions. The Internal Revenue Service ("IRS") has audited tax returns through fiscal year 2008, including its examination of the tax return for fiscal years 2007 and 2008 which was finalized in October 2010. No material adjustments were required to these tax returns as a result of the examination by the IRS. For the years before fiscal year 2007, the majority of the Company's state and local income tax returns are no longer subject to examinations by taxing authorities.

Fiscal Year 2009 Compared to Fiscal Year 2008

Net Sales — Net sales increased 10.7% to $770.3 million in fiscal year 2009, as compared with $695.9 million in fiscal year 2008. The Stores segment sales increased 10.6% in fiscal year 2009 due primarily to a 6.3% increase in comparable Store sales and the opening of 14 new stores (and the closing of one store) as shown below. The 6.3% increase in comparable store sales in fiscal year 2009 was led by increased traffic, higher items per transaction and higher dollars per transaction. Comparing fiscal year 2009 to fiscal year 2008, Direct Marketing sales increased 12.2%, driven by increases in sales in the Internet channel, which represents the major portion of this reportable segment, partially offset by the continued decline of sales through the catalog call center. The sales increase in the Internet channel was largely related to the Company's upgrade of its existing Internet infrastructure. The updated platform was rolled out in the third quarter of fiscal year 2009 and added certain features to further enhance the customer shopping experience, in addition to supporting many of the creative promotional and sale events that were previously offered only in the Company's Stores segment.

All major product categories generated unit sales increases in fiscal year 2009, led by sales of suits followed by sales of sportswear and other tailored clothing. Sales of the more luxurious Signature and Signature Gold products, which together represented over 25% of total merchandise sales in fiscal year 2009, increased by over 20% as compared to fiscal year 2008. For fiscal year 2009, suits represented over 30% of total merchandise sales.

The following table provides information regarding the number of stores opened and closed during fiscal years 2008 and 2009:

	Fiscal Year 2008		Fiscal Year 2009	
	Stores	Square Feet*	Stores	Square Feet*
Stores open at the beginning of the year	422	1,935	460	2,091
Stores opened	40	164	14	45
Stores closed	(2)	(8)	(1)	(5)
Stores open at the end of the year	460	2,091	473	2,131

* Square feet are presented in thousands and exclude the square footage of the Company's Franchise stores. Square feet include a net decrease of 11 square feet in fiscal year 2009 due to relocations or renovations in several stores.

Gross Profit — Gross profit totaled $472.1 million or 61.3% of net sales in fiscal year 2009, as compared with $431.0 million or 61.9% of net sales in fiscal year 2008, an increase in gross profit dollars of $41.1 million and a decrease in the gross profit margin of 60 basis points. As stated in this Annual Report on Form 10-K, the Company is subject to certain risks that may affect its gross profit, including risks of doing business on an international basis, increased costs of raw materials and other resources and changes in economic conditions. The Company experienced certain of these risks during fiscal year 2009, particularly a weaker economic environment, which resulted in lower merchandise gross margins due primarily to increased promotional activity. These declines were partially offset by higher initial mark-ups, particularly during the second half of fiscal year 2009. The lower merchandise gross margins were partially offset by lower freight costs in fiscal year 2009 compared to the same period in fiscal year 2008. Except for the gross profit margins on the dress shirts category which increased slightly, gross profit margins declined across all of the other major product categories due primarily to higher promotional activity in fiscal year 2009.

Sales and Marketing Expenses — Sales and marketing expenses increased to $293.7 million in fiscal year 2009 from $277.4 million in fiscal year 2008. As a percentage of net sales, sales and marketing expenses decreased to 38.1% in fiscal year 2009, as compared with 39.9% in fiscal year 2008. The decrease as a percentage of net sales was driven primarily by the leveraging of occupancy costs, store employee compensation costs, other variable selling costs and advertising and marketing costs. The improved leverage for these cost categories was achieved primarily through cost control initiatives, rent and vendor negotiations and process improvements. The $16.3 million increase in sales and marketing expenses relates primarily to expenses supporting the opening of the 14 new stores in fiscal year 2009, a full year of costs from the 40 new stores opened in fiscal year 2008, higher sales and expanded advertising programs. The cost increases include a) $6.8 million of payroll, benefits and related costs, b) $4.0 million of occupancy costs, c) $4.1 million of media advertising, catalog and other marketing costs, which occurred primarily in the fourth quarter to support the needs of the highest sales season, and d) $1.4 million of other variable selling costs.

General and Administrative Expenses — G&A expenses increased $3.0 million in fiscal year 2009 to $61.1 million from $58.1 million in fiscal year 2008. As a percentage of net sales, G&A expenses decreased to 7.9% in fiscal year 2009, as compared with 8.4% in fiscal year 2008. The decrease as a percentage of net sales was driven primarily by the leveraging of the Company's corporate costs primarily through cost control initiatives. The increase in G&A expenses was primarily due to higher total corporate costs, including payroll, all company incentive compensation, taxes and other corporate overhead costs. The net increase in corporate costs of $2.8 million was primarily driven by a) $1.0 million of higher payroll, incentive compensation and group medical costs, b) $0.4 million of higher occupancy costs, and c) $1.4 million of higher other overhead costs, which was driven largely by higher professional fees.

Distribution center costs increased $0.2 million in fiscal year 2009, primarily due to a) $0.1 million of higher payroll costs and b) $0.1 million of higher occupancy, supplies, postage and other miscellaneous costs.

Other Income (Expense) — Other income (expense) for fiscal year 2009 was less than $0.1 million of expense as compared to $0.5 million of income for fiscal year 2008. The decrease was due primarily to lower interest income which resulted from lower average market interest rates in fiscal year 2009 as compared to fiscal year 2008, partially offset by higher average cash and cash equivalents and short-term investment balances during fiscal year 2009.

Income Taxes — The fiscal year 2009 effective income tax rate was 39.4%, as compared with 39.1% for fiscal year 2008. The increase is primarily related to higher state taxes in fiscal year 2009.

Liquidity and Capital Resources

The Company's principal sources of liquidity are its cash from operations, cash and cash equivalents and short-term investments. These sources of liquidity are used for the Company's ongoing cash requirements. During the past several years and through the first quarter of fiscal year 2010, the Company maintained a $100 million credit facility with a maturity date of April 30, 2010. Based on the Company's cash and short-term investment positions, and projected cash needs and market conditions, the Company elected not to negotiate a renewal or replacement of the credit facility. As a result, the credit facility expired on April 30, 2010 in accordance with its terms.

The following table summarizes the Company's sources and uses of funds as reflected in the Condensed Consolidated Statements of Cash Flows:

	Fiscal Year		
	2008	**2009**	**2010**
		(In thousands)	
Cash provided by (used in):			
Operating activities	$ 73,540	$ 84,748	$106,239
Investing activities (Including $169,736 and $20,053 of net purchases of short-term investment in fiscal year 2009 and 2010, respectively)	(34,908)	(186,069)	(49,405)
Financing activities	2,161	299	2,292
Net increase (decrease) in cash and cash equivalents	$ 40,793	$(101,022)	$ 59,126

The Company's cash and cash equivalents consist primarily of U.S. Treasury bills with original maturities of 90 days or less and overnight federally-sponsored agency notes. The Company's short-term investments consist of U.S. Treasury bills with remaining maturities of less than one year, excluding investments with original maturities of 90 days or less. The Company ended fiscal year 2010 with $81.0 million of cash and cash equivalents and $189.8 million of short-term investments, for a total of $270.8 million, as compared with $21.9 million of cash and cash equivalents and $169.7 million of short-term investments, for a total of $191.6 million at the end of fiscal year 2009. The Company had no debt outstanding at the end of fiscal years 2010 and 2009 and has had no debt outstanding since the end of fiscal year 2007.

Cash provided by the Company's operating activities of $106.2 million in fiscal year 2010 was primarily impacted by net income of $85.8 million and depreciation and amortization of $24.5 million and other non-cash items of $5.5 million, partially offset by an increase in net operating working capital and other operating items of $9.6 million. The increase in operating working capital and other operating items included the following:

- an increase in inventory of $15.0 million related largely to new store openings and the Company's new business initiatives;
- an increase in accounts receivable of $3.7 million due primarily to higher credit card receivables from transactions through American Express, MasterCard and Visa as a result of increased sales near the end of the fiscal year 2010 as compared with the end of fiscal year 2009;
- an increase in prepaid and other assets of $3.5 million due primarily to an increase in landlord contributions as a result of the new store openings during 2010;
- an increase in accrued expenses totaling $1.7 million (excluding accrued property, plant and equipment) related primarily to increases in gift cards and certificates payable, accrued advertising and accrued compensation, partially offset by lower accrued income taxes; and
- an increase in accounts payable of $13.3 million due primarily to the timing of payments to vendors.

Accounts payable represent all short-term liabilities for which the Company has received a vendor invoice prior to the end of the reporting period. Accrued expenses represent all other short-term liabilities related to, among other things, vendors from whom invoices have not been received, employee compensation, federal and state income taxes and unearned gift cards and gift certificates.

Cash used for investing activities during fiscal year 2010 of $49.4 million relates primarily to payments of $29.4 million for capital expenditures and $20.0 million of net purchases of short-term investments. The capital expenditures in fiscal year 2010 related to the opening of 36 stores, the renovation and/or relocation of several stores, the expansion of the Company's distribution and office space, expenditures related to the Company's regional tailor shops, expenditures related to new business initiatives including tuxedo rentals and Factory stores and the implementation of various systems projects including the development of two new websites under its existing Internet infrastructure. In addition, capital expenditures for fiscal year 2010 include payments of property, plant and equipment additions accrued at year-end fiscal year 2009 but paid for in fiscal year 2010.

Cash provided by financing activities for fiscal year 2010 of $2.3 million relates primarily to net proceeds from the exercise of stock options (including the related tax benefits).

Cash provided by the Company's operating activities of $84.7 million in fiscal year 2009 was primarily impacted by net income of $71.2 million and depreciation and amortization of $22.4 million, offset by an increase in net operating working capital and other operating items of $8.9 million. The increase in operating working capital and other operating items included an increase of $9.1 million in inventories due largely to the opening of new stores and a reduction in accounts payable totaling $11.5 million related primarily to the timing of payments to vendors. These cash outflows were partially offset by an increase of $12.1 million in accrued expenses related primarily to higher accrued compensation and accrued income taxes. Cash used for investing activities during fiscal year 2009 of $186.1 million relates primarily to payments for capital expenditures of $16.3 million and $169.7 million of net purchases of short-term investments. The capital expenditures in fiscal year 2009 related to the opening of 14 stores, the renovation and/or relocation of several stores, the replacement of the Company's existing Internet infrastructure and payments for various system initiatives. Cash provided by financing activities for fiscal year 2009 of $0.3 million relates to net proceeds from the exercise of stock options (including the related tax benefits).

Cash provided by the Company's operating activities in fiscal year 2008 was primarily impacted by net income of $58.4 million and depreciation and amortization of $20.6 million, offset by an increase in net operating working capital and other operating items of $5.5 million. The increase in operating working capital and other operating items included an increase of $2.4 million in inventories and a reduction in accounts payable of $17.6 million related primarily to the timing of payments to vendors. These cash outflows were partially offset by an increase totaling $12.6 million in accrued expenses and deferred rent primarily related to new store growth and higher accrued advertising expenses. Cash used in investing activities during fiscal year 2008 of $34.9 million relates primarily to payments for capital expenditures for new stores, information systems and renovated stores. Cash provided by financing activities for fiscal year 2008 of $2.2 million relates to net proceeds from the exercise of stock options (including the related tax benefits).

Capital expenditures are expected to be approximately $33 to $38 million in fiscal year 2011, primarily to fund the anticipated opening of approximately 40 to 50 new stores, the renovation and/or relocation of several stores, expansion of its distribution center capacity and the implementation of various systems projects.

The capital expenditures include the cost of the construction of leasehold improvements for new stores and several stores to be renovated or relocated, of which $5 to $7 million is expected to be reimbursed through landlord contributions. These amounts are typically paid by the landlords after the completion of construction by the Company and the receipt of appropriate lien waivers from contractors. For the stores opened and renovated in fiscal year 2010, the Company negotiated approximately $5.4 million of landlord contributions. The table below summarizes the landlord contributions that were negotiated and collected related to the stores opened in fiscal year 2010 and fiscal year 2009.

	Negotiated Amounts	Amounts Collected in Fiscal Year 2009	Amounts Collected in Fiscal Year 2010	Amounts Outstanding January 29, 2011
		(In thousands)		
Fiscal Year 2009 Store Openings (14 Stores) . . .	$2,829	$2,170	$ 659	$ —
Fiscal Year 2010 Store Openings (36 Stores) . . .	5,382	—	2,599	2,783
	$8,211	$2,170	$3,258	$2,783

The majority of the remaining balance of the landlord contributions to be collected by the Company for the stores opened and renovated in fiscal year 2010 is expected to be received by the end of fiscal year 2011.

The Company expects total inventories to increase in fiscal year 2011 at a rate higher than experienced in recent years primarily as a result of the replenishment of units sold in fiscal 2010, new store openings, continued sales growth, higher inventory sourcing costs and a larger buildup of core product inventory levels in anticipation that future costs of products will continue to remain at higher levels.

Management believes that the Company's cash from operations, existing cash and cash equivalents and short-term investments will be sufficient to fund its planned capital expenditures and operating expenses through at least the next 12 months.

Off-Balance Sheet Arrangements — The Company has no off-balance sheet arrangements other than its operating lease agreements.

Effects of Inflation and Changing Prices

Inflation and changing prices could have a material adverse impact on the Company's operations, financial condition and results of operations, especially with respect to its product costs which are largely driven by cotton and wool prices and other production inputs such as labor costs which are largely tied to the labor markets and economies of the various countries in which the Company's vendors are located. In general, the Company will attempt, over time, to increase prices to largely counteract the increasing costs due to inflation. However there is no assurance that the Company's customers will accept such higher prices, especially over a short-term period.

Disclosures about Contractual Obligations and Commercial Commitments

The Company's principal commitments are non-cancelable operating leases in connection with its retail stores, certain tailoring facilities and equipment and inventory purchase commitments. Under the terms of certain of the retail store leases, the Company is required to pay a base annual rent, plus a contingent amount based on sales ("contingent rent"). In addition, many of these leases include scheduled rent increases. Base annual rent and scheduled rent increases are included in the contractual obligations table below for operating leases, as these are the only rent-related commitments that are determinable at this time.

The following table reflects a summary of the Company's contractual cash obligations and other commercial commitments as of January 29, 2011:

	Payments Due by Fiscal Year				
	2011	2012-2014	2015-2016	Beyond 2016	Total(f)
			(In thousands)		
Operating leases(a)(b)	$ 63,557	$162,065	$67,642	$55,823	$349,087
Inventory Purchase Commitments(c)	344,240	—	—	—	344,240
Related Party Agreement(d)	825	1,650	—	—	2,475
License agreement(e)	165	495	165	—	825

(a) Includes various lease agreements signed prior to January 29, 2011 for stores to be opened and equipment placed in service subsequent to January 29, 2011. (See Note 9 to the Consolidated Financial Statements).

(b) Excludes contingent rent and other lease costs.

(c) Represents the value of expected future inventory purchases for receipts out to the end of fiscal year 2011 for which purchase orders have been issued or other commitments have been made to vendors as of January 29, 2011.

(d) Relates to consulting agreement with the Company's current Chairman of the Board to consult on matters of strategic planning and initiatives (See Note 13 in the Consolidated Financial Statements).

(e) Related to an agreement with David Leadbetter, a golf professional, which allows the Company to produce golf and other apparel under his name.

(f) Obligations related to unrecognized tax benefits and related penalties and interest of $0.8 million have been excluded from the above table as the amount to be settled in cash and the specific payment dates are not known.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

At fiscal year-end 2010, the Company was not a party to any derivative financial instruments. The Company does business with all of its product vendors in U.S. currency and does not have direct foreign currency risk. However, a devaluation of the U.S. dollar against the foreign currencies of its suppliers could have a material adverse effect on the Company's product costs and resulting gross profit. The Company currently invests substantially all of its excess cash in short-term investments, primarily in U.S. Treasury bills with maturities of less than one year, overnight federally-sponsored agency notes and money market accounts, where returns effectively reflect current interest rates. As a result, market interest rate changes may impact the Company's net interest income or expense. The impact will depend on variables such as the magnitude of rate changes and the level of borrowings or excess cash balances. A 100 basis point change in interest rates would have changed net interest income by approximately $2.2 million in fiscal year 2010.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

Refer to pages F-1 to F-22 of this Annual Report on Form 10-K, which are incorporated herein by reference.

Item 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.***

None.

Item 9A. ***CONTROLS AND PROCEDURES.***

Disclosure Controls and Procedures and Changes in Internal Control Over Financial Reporting

Limitations on Controls and Procedures — Because of their inherent limitations, disclosure controls and procedures and internal control over financial reporting (collectively, "Control Systems") may not prevent or detect all failures or misstatements of the type sought to be avoided by Control Systems. Also, projections of any evaluation of the effectiveness of the Company's Control Systems to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management, including the Company's Chief Executive Officer (the "CEO") and Chief Financial Officer (the "CFO"), does not expect that the Company's Control Systems will prevent all errors or all fraud. A Control System, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the Control System are met. Further, the design of a Control System must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all Control Systems, no evaluation can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These reports by management, including the CEO and CFO, on the effectiveness of the Company's Control Systems express only reasonable assurance of the conclusions reached.

Disclosure Controls and Procedures — The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management, with the participation of the CEO and CFO, has evaluated the effectiveness, as of January 29, 2011, of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures were effective as of January 29, 2011.

Management's Annual Report on Internal Control over Financial Reporting — Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Management, with the participation of the CEO and CFO, has evaluated the effectiveness, as of January 29, 2011, of the Company's internal control over financial reporting. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its publication *Internal Control-Integrated Framework*. Based on that evaluation, the CEO and CFO have concluded that the Company's internal control over financial reporting was effective as of January 29, 2011.

Changes in Internal Control over Financial Reporting— There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Section 240.13a-15 of the Exchange Act that occurred during the Company's last fiscal quarter (the Company's fourth quarter in the case of an annual report) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm — The Company's independent registered public accounting firm, Deloitte & Touche, LLP, has issued the following attestation report on the effectiveness of the Company's internal control over financial reporting:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Jos. A. Bank Clothiers, Inc.
Hampstead, Maryland

We have audited the internal control over financial reporting of Jos. A. Bank Clothiers, Inc. and subsidiaries (the "Company") as of January 29, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 29, 2011 of the Company and our report dated March 30, 2011 expressed an unqualified opinion on those financial statements.

DELOITTE & TOUCHE LLP

Baltimore, Maryland
March 30, 2011

Item 9B. ***OTHER INFORMATION.***

Award of 2010 Cash Incentive Payments

At its March 30, 2010 meeting, the Company's Compensation Committee adopted a program for cash incentives for fiscal year 2010 (the "2010 Cash Incentive Program") under the Jos. A. Bank Clothiers, Inc. Executive Management Incentive Plan (the "Cash Incentive Plan"). On March 29, 2011, the Compensation Committee determined that the following amounts are payable to the Company's executive officers under the 2010 Cash Incentive Program: R. Neal Black, President and Chief Executive Officer- $1,175,000; Robert B. Hensley, Executive Vice President for Human Resources, Real Estate and Loss Prevention- $318,500; Gary M. Merry, Executive Vice President for Store and Catalog Operations- $260,000; James W. Thorne- Executive Vice President for Merchandising and Chief Merchandising Officer- $243,750; and David E. Ullman-Executive Vice President and Chief Financial Officer- $302,250. Messrs. Hensley, Merry, Thorne and Ullman are herein referred to collectively as the "Executive Vice Presidents" and together with Mr. Black as the "Executive Officers".

Certification of 2010 Equity Incentive Grants

At its June 17, 2010 meeting, the Company's Compensation Committee adopted a program for equity incentives for fiscal year 2010 (the "2010 Equity Incentive Program") under the Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan (the "Equity Incentive Plan") and granted to each of the Company's executive officers a number of performance-based restricted stock units (the "Performance RSUs"), subject to achievement of specified performance goals. On March 29, 2011, the Compensation Committee authorized, subject to the terms of each executive officer's Performance Restricted Stock Unit Award Agreement and the terms of the Equity Incentive Plan, that (i) 48,463 Performance RSUs be credited to Mr. Black, 19,512 of which will vest on June 17, 2011, 14,476 of which will vest on June 17, 2012 and the remaining 14,475 of which will vest on June 17, 2013; and (ii) 3,775 Performance RSUs, all of which will vest on June 17, 2013, be credited to each of the Executive Vice Presidents.

2011 Incentive Programs

Cash Incentive Program

On March 29, 2011, the Company's Compensation Committee established for the Executive Officers a cash incentive program for fiscal year 2011 (the "2011 Cash Incentive Program") pursuant to the Cash Incentive Plan. The 2011 Cash Incentive Program permits the Company to grant "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, thereby preserving the Company's ability to receive federal income tax deductions for those awards to the extent that they in fact comply with that Code section. If payable under the 2011 Cash Incentive Program, award payments are expected to be paid in cash.

The key performance goal under the 2011 Cash Incentive Program is the Company earning net income within or above a specified range (the "Eligibility Range") in fiscal year 2011. If the Company's net income in fiscal year 2011 is below the Eligibility Range, an award payment cannot be authorized under the 2011 Cash Incentive Program. If the Company's net income is within the Eligibility Range, the percentage of the award target which the Executive Officers are eligible to earn increases as net income increases, up to 100% of the award target. If the Company's net income is at or above the highest level of net income within the Eligibility Range, each Executive Officer is eligible to earn his maximum award target.

The Company earning net income within or above the Eligibility Range is the only performance goal under the 2011 Cash Incentive Program for Mr. Black. With respect to the Executive Vice Presidents, the following "personal" goals may also be considered and utilized by the Compensation Committee in its exercise of negative discretion to reduce the amount of an award that would otherwise have been payable at any particular level of net income achieved by the Company: (a) the participant receiving an overall job performance rating of "Effective" or better (the equivalent of 3 out of 5); (b) the participant complying with the Company's Code of Conduct, Associate Handbook and other rules, regulations and policies and not engaging in any dishonest acts or other acts that are or may be detrimental to customers, fellow associates or the Company; and (c) the participant achieving specific goals for departmental or individual performance.

For the 2011 Cash Incentive Program, the Eligibility Range for Mr. Black is $85.5 million to $94.1 million of net income and the Eligibility Range for the Executive Vice Presidents is $88.5 million to $95.3 million of net income. If the Company earns net income below the low end of the applicable Eligibility Range, the Executive Officer will not receive an award payment under this program. At $85.5 million of net income, Mr. Black will be eligible to receive up to 60% of his base salary; at $88.5 million of net income, each Executive Vice President will each be eligible to receive up to 10% of his base salary. At or above $94.1 million of net income, Mr. Black will be eligible to receive up to approximately 151.6% of his base salary; at or above $95.3 million of net income, each of the Executive Vice Presidents will be eligible to receive up to 65% of their respective base salaries. Between the low and high ends of the Eligibility Ranges, the percentage of base salary which each participant will be eligible to receive will increase as net income increases.

Equity Incentive Programs

2011 Equity Incentive Program

On March 29, 2011, the Company's Compensation Committee established for the Executive Officers an equity incentive program for fiscal year 2011 (the "2011 Equity Incentive Program") pursuant to the Equity Incentive Plan. The 2011 Equity Incentive Program permits the Company to grant "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, thereby preserving the Company's ability to receive federal income tax deductions for those awards to the extent that they in fact comply with that Code section. If payable under the 2011 Equity Incentive Program, award payments are expected to be paid in Performance RSUs.

The performance goals under the 2011 Equity Incentive Program are qualitatively the same as the performance goals under the 2011 Cash Incentive Program, i.e. such goals are based upon the Company earning net income within or above an Eligibility Range for fiscal year 2011 and, with respect to the Executive Vice Presidents, personal goals as set forth above under "2011 Incentive Programs-Cash Incentive Program." However, the levels of net income within the Eligibility Ranges for the 2011 Equity Incentive Program are higher than those established under the 2011 Cash Incentive Program.

If the Company's net income is below the Eligibility Range for the 2011 Equity Incentive Program, no Performance RSUs can be earned under that program. If the Company's net income is within the Eligibility Range, the number of Performance RSUs which the Executive Officers are eligible to earn increases as net income increases, up to 100% of the award target. If the Company's net income is at or above the highest level of net income within the Eligibility Range, each Executive Officer is eligible to earn his maximum award target.

For the 2011 Equity Incentive Program, the Compensation Committee established for Mr. Black an Eligibility Range of $90.7 million to $94.1 million of net income and for the Executive Vice Presidents an Eligibility Range of $94.5 million to $96.2 million of net income. If the Company earns net income below the low end of the Eligibility Range, the applicable participant cannot earn Performance RSUs under this program. At $90.7 million of net income, Mr. Black will be eligible to earn up to a value of $897,715 of Performance RSUs; at $94.5 million of net income, each of the Executive Vice Presidents will be eligible to earn up to a value of $50,000 of Performance RSUs. At or above $94.1 million of net income, Mr. Black will be eligible to earn up to a value of $1,965,425 of Performance RSUs; at or above $96.2 million of net income, each of the Executive Vice Presidents will be eligible to earn up to a value of $150,000 of Performance RSUs. Between the low and high ends of the Eligibility Ranges, the value of Performance RSUs which each participant will be eligible to earn will increase as net income increases. The "value" of the Performance RSUs, and the number of Performance RSUs to be granted, will be determined by reference to the closing price of the Company's stock on March 29, 2011.

2011 Supplemental Equity Incentive Program

As a special incentive to the Executive Officers to achieve extraordinary results in fiscal year 2011, on March 29, 2011, the Company's Compensation Committee established for the Executive Officers a supplemental equity incentive program for fiscal year 2011 (the "2011 Supplemental Equity Incentive Program") pursuant to the Equity Incentive Plan. The 2011 Supplemental Equity Incentive Program permits the Company to grant "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, thereby preserving the Company's ability to receive federal income tax deductions for those awards to the extent that they in fact comply with that Code section. If payable under the 2011 Supplemental Equity Incentive Program, award payments are expected to be paid in Performance RSUs.

The performance goals under the 2011 Supplemental Equity Incentive Program are very similar to the performance goals under the 2011 Cash Incentive Program and the 2011 Equity Incentive Plan, i.e. such goals are based upon the Company earning a certain amount net income for fiscal year 2011 and, with respect to the Executive Vice Presidents, personal goals as set forth above under "2011 Incentive Programs-Cash Incentive Program." However, instead of being based upon Eligibility Ranges of net income, the 2011 Supplemental Equity Incentive Program is based on a single level of net income. In the event the Company earns at least $103.0 million of net income in fiscal year 2011, Mr. Black will be eligible to earn up to a value of $250,000 of Performance RSUs and each of the Executive Vice Presidents will be eligible to earn up to a value of $50,000 of Performance RSUs. The "value" of the Performance RSUs, and the number of Performance RSUs to be granted, will be determined by reference to the closing price of the Company's stock on March 29, 2011.

Negative Discretion

For each of the 2011 Incentive Programs (i.e., the 2011 Cash Incentive Program, the 2011 Equity Incentive Program and the 2011 Supplemental Equity Incentive Program), the Compensation Committee may exercise negative discretion to reduce the amount of a cash award that otherwise would have been payable to, or to reduce the number of Performance RSUs that would otherwise have been earned by, an Executive Officer at any particular level of net income achieved by the Company, even if the Company's net income is within or above the applicable Eligibility Range or level. In deciding whether, and to what extent, to pay a cash award to, or to certify the earning of Performance RSUs by, an Executive Vice President, an important factor which may be considered by the Compensation Committee in exercising its negative discretion is Mr. Black's evaluation of the individual performance of each Executive Vice President. Generally, Mr. Black makes his recommendation based upon his evaluation of the Executive Vice President's individual contributions to the performance of the Company and such other factors as he may deem relevant. The final determination of the amount of a cash award that will be paid to, or the number of Performance RSUs that will be earned by, each Executive Officer is made by the Compensation Committee; however, the Compensation Committee may not increase the cash award payable to, or the number of Performance RSUs which will be earned by, an Executive Officer above the amount or number that is otherwise applicable at any particular level of net income achieved by the Company.

Employment Contract Amendments

On March 29, 2011, the Company's Compensation Committee amended the employment agreements of each of its executive vice presidents and senior vice presidents, extending the terms through February 2, 2013 and/or adjusting the annual base salaries for the 2011 fiscal year. These amendments are attached as Exhibits 10.3(e), 10.5(c), 10.6(e), 10.8(g), 10.10(a) and 10.11(d), to this Annual Report on Form 10-K.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

The disclosure required under Item 10, other than the following information concerning the Company's code of ethics, is omitted by the Company in accordance with General Instruction G to Form 10-K. The Company will disclose the information required under this item either by (a) incorporating the information by reference from the Company's definitive proxy statement under the sections entitled "Proposal One — Election of Directors," "Executive Compensation and Related Information" and "Section 16(a) Beneficial Ownership Reporting Compliance" if filed by May 30, 2011 (the first business day following 120 days from the close of fiscal year-end 2010) or (b) filing an amendment to this Form 10-K which contains the required information by May 30, 2011.

The Company has adopted a "code of ethics" as defined by applicable rules of the Securities and Exchange Commission and the NASDAQ Stock Market, which is applicable to, among others, its chief executive officer, chief financial officer, principal accounting officer and other senior financial and reporting persons and its directors. If the Company makes any amendments to the code of ethics for its senior officers, financial and reporting persons or directors (other than technical, administrative, or other non-substantive amendments), or grants any waivers, including implicit waivers, from a provision of this code to such persons, the Company will disclose the nature of the amendment or waiver, its effective date and to whom it applies on its website or in a report on Form 8-K filed with the Securities and Exchange Commission. The Company has posted its code of ethics on its Internet website at www.josbank.com.

Item 11. *EXECUTIVE COMPENSATION.*

The disclosure required under Item 11 is omitted by the Company in accordance with General Instruction G to Form 10-K. The Company will disclose the information required under this item either by (a) incorporating the information by reference from the Company's definitive proxy statement under the sections entitled "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" if filed by May 30, 2011 or (b) filing an amendment to this Form 10-K which contains the required information by May 30, 2011.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

The disclosure required under Item 12 is omitted by the Company in accordance with General Instruction G to Form 10-K. The Company will disclose the information required under this item either by (a) incorporating the information by reference from the Company's definitive proxy statement under the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" if filed by May 30, 2011 or (b) filing an amendment to this Form 10-K which contains the required information by May 30, 2011.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

The disclosure required under Item 13 is omitted by the Company in accordance with General Instruction G to Form 10-K. The Company will disclose the information required under this item either by (a) incorporating the information by reference from the Company's definitive proxy statement under the sections entitled "Transactions with Related Persons" and "Proposal One — Election of Directors" if filed by May 30, 2011 or (b) filing an amendment to this Form 10-K which contains the required information by May 30, 2011.

Item 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES.*

The disclosure required under Item 14 is omitted by the Company in accordance with General Instruction G to Form 10-K. The Company will disclose the information required under this item either by (a) incorporating the information by reference from the Company's definitive proxy statement under the section entitled "Proposal Two — Ratification of Registered Public Accounting Firm" if filed by May 30, 2011 or (b) filing an amendment to this Form 10-K which contains the required information by May 30, 2011.

PART IV

Item 15. ***EXHIBITS, FINANCIAL STATEMENTS SCHEDULES.***

(a) (1) *List of Financial Statements*

The following Consolidated Financial Statements of Jos. A. Bank Clothiers, Inc. and the related notes are filed as part of this Annual Report pursuant to Item 8:

(a) (2) *List of Financial Statement Schedules*

All required information is included within the Consolidated Financial Statements and the notes thereto.

(a) (3) *List of Exhibits*

3.1	—	Certificate of Amendment of the Restated Certificate of Incorporation of the Company and the Restated Certificate of Incorporation of the Company.*(9)
3.2	—	Amended and Restated By-Laws of the Company as of February 24, 2011.*(23)
4.1	—	Form of Common Stock certificate.*(1)
4.2	—	Rights Agreement, dated as of September 6, 2007, including Exhibit B thereto (the form of Right Certificate).*(10)
4.3	—	Certificate Eliminating Reference to Series A Preferred Stock from Restated Certificate of Incorporation of Company.*(11)
4.4	—	Certificate of Designation of Series A Junior Participating Preferred Stock.*(11)
10.1	—	1994 Incentive Plan.*(1)†
10.1(a)	—	Amendments, dated as of October 6, 1997, to Incentive Plan.*(2)†
10.2	—	Summary of 2010 and 2011 Cash and Equity Incentive Programs.*(24)†
10.3	—	Amended and Restated Employment Agreement, dated as of May 15, 2002, between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(5)†
10.3(a)	—	Fifth Amendment, dated as of April 9, 2008, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(12)†
10.3(b)	—	Sixth Amendment, dated as of April 7, 2009, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(15)†
10.3(c)	—	Seventh Amendment, dated as of March 30, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(18)†
10.3(d)	—	Eighth Amendment, dated as of December 28, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(22)†

10.3(e)	—	Ninth Amendment, dated as of March 29, 2011, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(24)†
10.4	—	Jos. A. Bank Clothiers, Inc. Nonqualified Deferred Compensation Trust Agreement, dated January 20, 2004.*(8)†
10.5	—	Employment Agreement, dated as of January 30, 2009, between James W. Thorne and Jos. A. Bank Clothiers, Inc.*(15)†
10.5(a)	—	First Amendment, dated as of March 30, 2010, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and Jos. A. Bank Clothiers, Inc.*(18)†
10.5(b)	—	Second Amendment, dated as of December 28, 2010, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and Jos. A. Bank Clothiers, Inc.*(22)†
10.5(c)	—	Third Amendment, dated as of March 29, 2011, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and Jos. A. Bank Clothiers, Inc.*(24)†
10.6	—	Amended and Restated Employment Agreement, dated May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(5)†
10.6(a)	—	Fifth Amendment, dated as of April 9, 2008, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(12)†
10.6(b)	—	Sixth Amendment, dated as of April 7, 2009, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(15)†
10.6(c)	—	Seventh Amendment, dated as of June 17, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(20)†
10.6(d)	—	Eighth Amendment, dated as of December 28, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(22)†
10.6(e)	—	Ninth Amendment, dated as of March 29, 2011, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(24)†
10.7	—	Employment Agreement, dated as of November 1, 1999, between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(3)†
10.7(a)	—	Fourth Amendment, dated as of September 9, 2008, to Employment Agreement, dated as of November 1, 1999, by and between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(14)†
10.7(b)	—	Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(14)†
10.7(c)	—	First Amendment, dated as of November 30, 2010, to Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(21)†
10.8	—	Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(3)†
10.8(a)	—	First Amendment, dated as of January 1, 2000, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(4)†
10.8(b)	—	Fourth Amendment, dated as of May 28, 2002, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(5)†
10.8(c)	—	Ninth Amendment, dated as of April 9, 2008, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(12)†
10.8(d)	—	Tenth Amendment, dated as of April 7, 2009, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(15)†
10.8(e)	—	Eleventh Amendment, dated as of March 30, 2010, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(18)†

10.8(f)	—	Twelfth Amendment, dated as of December 28, 2010, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(22)†
10.8(g)	—	Thirteenth Amendment, dated as of March 29, 2011, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(24)†
10.9	—	Amended and Restated Employment Agreement, dated as of August 30, 2010, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(20)†
10.10	—	Employment offer letter, dated November 20, 2000, from Jos. A. Bank Clothiers, Inc. to Jerry DeBoer.*(4)†
10.10(a)	—	Written description of 2011 base salary for Jerry DeBoer.*(24)†
10.10(b)	—	Amendment to Employment Offer Letter, dated as of December 28, 2010, by and between Jerry DeBoer and Jos. A. Bank Clothiers, Inc.*(22)†
10.11	—	Employment Agreement, dated as of June 3, 2008, between Gary Merry and Jos. A. Bank Clothiers, Inc.*(13)†
10.11(a)	—	First Amendment, dated as of April 7, 2009 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and Jos. A. Bank Clothiers, Inc.*(15)†
10.11(b)	—	Second Amendment, dated as of March 30, 2010 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and Jos. A. Bank Clothiers, Inc.*(18)†
10.11(c)	—	Third Amendment, dated as of December 28, 2010 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and Jos. A. Bank Clothiers, Inc.*(22)†
10.11(d)	—	Fourth Amendment, dated as of March 29, 2011 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and Jos. A. Bank Clothiers, Inc.*(24)†
10.12	—	2002 Long-Term Incentive Plan.*(6)†
10.13	—	Form of stock option agreement under the 2002 Long-Term Incentive Plan.*(7)†
10.14	—	Collective Bargaining Agreement, dated March 1, 2009, by and between Joseph A. Bank Mfg. Co., Inc. and Mid-Atlantic Regional Joint Board, Local 806.*(18)†
10.15	—	Form of Officer and Director Indemnification Agreement.*(17)†
10.15(a)	—	Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and Robert N. Wildrick.*(17)†
10.15(b)	—	Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and Andrew A. Giordano.*(17)†
10.15(c)	—	Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and R. Neal Black.*(17)†
10.15(d)	—	Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and James H. Ferstl.*(17)†
10.15(e)	—	Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and Gary S. Gladstein.*(17)†
10.15(f)	—	Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and William E. Herron.*(17)†
10.15(g)	—	Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and Henry Homes, III.*(17)†
10.15(h)	—	Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and Sidney H. Ritman.*(17)†
10.15(i)	—	Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and David E. Ullman.*(17)†
10.15(j)	—	Indemnification Agreement dated August 30, 2010 between JoS. A. Bank Clothiers, Inc. and Robert Hensley.*(20)†
10.15(k)	—	Indemnification Agreement dated August 30, 2010 between JoS. A. Bank Clothiers, Inc. and Charles D. Frazer.*(20)†
10.16	—	JoS. A. Bank Clothiers, Inc. Executive Management Incentive Plan.*(16)†
10.16(a)	—	Amendment to JoS. A. Bank Clothiers, Inc. Executive Management Incentive Plan.*(18)†

10.17	—	JoS. A. Bank Clothiers, Inc. 2010 Deferred Compensation Plan.*(18)†
10.18	—	JoS. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan.*(18)†
10.19	—	JoS. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan — CEO Performance Restricted Stock Unit Award Agreement, dated June 17, 2010, by and between JoS. A. Bank Clothiers, Inc. and R. Neal Black.*(19)†
10.20	—	JoS. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan — EVP Performance Restricted Stock Unit Award Agreement.*(19)†
10.21	—	JoS. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit 2010 Award Agreement.*(19)†
10.22	—	JoS. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit Annual Award Agreement.*(19)†
10.23	—	JoS. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit Inaugural Award Agreement.*(19)†
21.1	—	Company subsidiaries.*(24)
23.1	—	Consent of Deloitte & Touche LLP.*(24)
31.1	—	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*(24)
31.2	—	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*(24)
32.1	—	Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*(24)
32.2	—	Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*(24)

*(1)	—	Incorporated by reference to the Company's Registration Statement on Form S-1 filed May 3, 1994.
*(2)	—	Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 1998.
*(3)	—	Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended October 30, 1999.
*(4)	—	Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 3, 2001.
*(5)	—	Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 4, 2002.
*(6)	—	Incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14(A) filed May 20, 2002.
*(7)	—	Incorporated by reference to the Company's Current Report on Form 8-K, dated April 7, 2005.
*(8)	—	Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 29, 2005.
*(9)	—	Incorporated by reference to Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2006.
*(10)	—	Incorporated by reference to the Company's Current Report on Form 8-K, dated September 6, 2007.
*(11)	—	Incorporated by reference to the Company's Current Report on Form 8-K, dated September 20, 2007.
*(12)	—	Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 2, 2008.
*(13)	—	Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 2008.

*(14)	—	Incorporated by reference to the Company's Current Report on Form 8-K, dated September 9, 2008.
*(15)	—	Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 2009.
*(16)	—	Incorporated by reference to the Company's Current Report on Form 8-K, dated June 18, 2009.
*(17)	—	Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2009.
*(18)	—	Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 30, 2010.
*(19)	—	Incorporated by reference to the Company's Current Report on Form 8-K, dated June 17, 2010.
*(20)	—	Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2010.
*(21)	—	Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended October 30, 2010.
*(22)	—	Incorporated by reference to the Company's Current Report on Form 8-K, dated December 28, 2010.
*(23)	—	Incorporated by reference to the Company's Current Report on Form 8-K, dated March 2, 2011.
*(24)	—	Filed herewith
†	—	Exhibit represents a management contract or compensatory plan or arrangement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Jos. A. Bank Clothiers, Inc.
Hampstead, Maryland

We have audited the accompanying consolidated balance sheets of Jos. A. Bank Clothiers, Inc. and subsidiaries (the "Company") as of January 30, 2010 and January 29, 2011 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 29, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jos. A. Bank Clothiers, Inc. and subsidiaries as of January 30, 2010 and January 29, 2011, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of January 29, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP

Baltimore, MD
March 30, 2011

JOS. A. BANK CLOTHIERS, INC.

CONSOLIDATED BALANCE SHEETS
AS OF JANUARY 30, 2010 AND JANUARY 29, 2011

	January 30, 2010	January 29, 2011
	(In thousands, except share information)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 21,853	**$ 80,979**
Short-term investments	169,736	**189,789**
Accounts receivable, net	5,860	**9,525**
Inventories	218,321	**233,310**
Prepaid expenses and other current assets	16,035	**19,494**
Total current assets	431,805	**533,097**
NONCURRENT ASSETS:		
Property, plant and equipment, net	124,139	**128,603**
Other noncurrent assets	420	**337**
Total assets	$556,364	**$662,037**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 18,225	**$ 31,505**
Accrued expenses	85,256	**88,165**
Deferred tax liability — current	5,064	**5,276**
Total current liabilities	108,545	**124,946**
NONCURRENT LIABILITIES:		
Long-term debt	—	—
Deferred rent	51,853	**49,279**
Deferred tax liability — noncurrent	1,608	**4,147**
Other noncurrent liabilities	1,048	**989**
Total liabilities	163,054	**179,361**
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $1.00 par, 500,000 shares authorized, none issued or outstanding	—	—
Common stock, $.01 par, 45,000,000 shares authorized, 27,526,744 issued and outstanding at January 30, 2010 and 27,622,054 issued and outstanding at January 29, 2011	183	**275**
Additional paid-in capital	83,249	**86,792**
Retained earnings	309,823	**395,531**
Accumulated other comprehensive gains	55	**78**
Total stockholders' equity	393,310	**482,676**
Total liabilities and stockholders' equity	$556,364	**$662,037**

The accompanying notes are an integral part of these consolidated financial statements.

JOS. A. BANK CLOTHIERS, INC.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED JANUARY 31, 2009, JANUARY 30, 2010 and JANUARY 29, 2011

	Fiscal Year		
	2008	2009	2010
	(In thousands, except per share information)		
NET SALES	$695,908	$770,316	**$858,128**
Cost of goods sold	264,954	298,193	**320,585**
GROSS PROFIT	**430,954**	**472,123**	**537,543**
OPERATING EXPENSES:			
Sales and marketing, including occupancy costs	277,354	293,663	**326,464**
General and administrative	58,111	61,057	**69,472**
Total operating expenses	335,465	354,720	**395,936**
OPERATING INCOME	**95,489**	**117,403**	**141,607**
OTHER INCOME (EXPENSE):			
Interest income	856	375	**589**
Interest expense	(379)	(395)	**(136)**
Total other income (expense)	477	(20)	**453**
Income before provision for income taxes	95,966	117,383	**142,060**
Provision for income taxes	37,558	46,228	**56,261**
NET INCOME	**$ 58,408**	**$ 71,155**	**$ 85,799**
PER SHARE INFORMATION			
Earnings per share:			
Basic	**$ 2.14**	**$ 2.59**	**$ 3.11**
Diluted	**$ 2.11**	**$ 2.56**	**$ 3.08**
Weighted average shares outstanding:			
Basic	27,321	27,452	**27,553**
Diluted	27,668	27,785	**27,851**

The accompanying notes are an integral part of these consolidated financial statements.

JOS. A. BANK CLOTHIERS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JANUARY 31, 2009, JANUARY 30, 2010 AND JANUARY 29, 2011

	Shares of Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Losses) Gains	Total Stockholders' Equity
	(In thousands, except share information)					
BALANCE, FEBRUARY 2, 2008	**27,269,057**	**$181**	**$80,791**	**$180,260**	**$(67)**	**$261,165**
Net income	—	—	—	58,408	—	58,408
Adjustment to minimum pension liability, net of tax effect of $50	—	—	—	—	79	79
Comprehensive income						58,487
Issuance of common stock pursuant to Incentive Option Plan	167,409	1	1,535	—	—	1,536
Income tax benefit from exercise of non-qualified stock options	—	—	625	—	—	625
BALANCE, JANUARY 31, 2009	**27,436,466**	**182**	**82,951**	**238,668**	**12**	**321,813**
Net income	—	—	—	71,155	—	71,155
Adjustment to minimum pension liability, net of tax effect of $30	—	—	—	—	43	43
Comprehensive income						71,198
Issuance of common stock pursuant to Incentive Option Plan	90,278	1	233	—	—	234
Income tax benefit from exercise of non-qualified stock options	—	—	65	—	—	65
BALANCE, JANUARY 30, 2010	**27,526,744**	**183**	**83,249**	**309,823**	**55**	**393,310**
Net income	—	—	—	85,799	—	85,799
Adjustment to minimum pension liability, net of tax effect of $8	—	—	—	—	23	23
Comprehensive income						85,822
Stock dividend transfer of par value	—	91	—	(91)	—	—
Fractional share payments	(542)	—	(21)	—	—	(21)
Equity compensation	—	—	1,252	—	—	1,252
Issuance of common stock pursuant to Incentive Option Plan	95,852	1	1,012	—	—	1,013
Income tax benefit from exercise of non-qualified stock options	—	—	1,300	—	—	1,300
BALANCE, JANUARY 29, 2011	**27,622,054**	**$275**	**$86,792**	**$395,531**	**$ 78**	**$482,676**

The accompanying notes are an integral part of these consolidated financial statements.

JOS. A. BANK CLOTHIERS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JANUARY 31, 2009, JANUARY 30, 2010 AND JANUARY 29, 2011

	Fiscal Year		
	2008	2009	2010
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 58,408	$ 71,155	$ 85,799
Adjustments to reconcile net income to net cash provided by operating activities:			
Increase (decrease) in deferred taxes	1,311	(2,537)	2,751
Depreciation and amortization	20,609	22,382	24,479
Loss on disposition of assets	279	160	357
Asset impairment charges	1,240	1,554	1,215
Equity compensation	—	—	1,252
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	(1,549)	1,544	(3,665)
(Increase) in inventories	(2,417)	(9,079)	(14,989)
(Increase) decrease in prepaids and other current assets	817	1,741	(3,459)
Decrease in non-current assets	27	61	83
Increase (decrease) in accounts payable	(17,609)	(11,549)	13,280
Increase in accrued expenses	8,018	12,120	1,738
Increase (decrease) in deferred rent	4,558	(2,890)	(2,574)
Increase (decrease) in other noncurrent liabilities	(152)	86	(28)
Net cash provided by operating activities	73,540	84,748	106,239
CASH FLOWS USED FOR INVESTING ACTIVITIES:			
Payments for capital expenditures	(35,105)	(16,333)	(29,352)
Proceeds from disposal of assets	197	—	—
Proceeds from maturities of short-term investments	—	34,951	169,736
Payments to acquire short-term investments	—	(204,687)	(189,789)
Net cash used for investing activities	(34,908)	(186,069)	(49,405)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings under revolving loan agreement	—	—	—
Repayment of borrowings under revolving loan agreement	—	—	—
Income tax benefit from exercise of stock options	625	65	1,300
Proceeds from issuance of common stock	1,536	234	1,013
Fractional share payments	—	—	(21)
Net cash provided by financing activities	2,161	299	2,292
Net increase (decrease) in cash and cash equivalents	40,793	(101,022)	59,126
CASH AND CASH EQUIVALENTS, beginning of year	82,082	122,875	21,853
CASH AND CASH EQUIVALENTS, end of year	**$122,875**	**$ 21,853**	**$ 80,979**

The accompanying notes are an integral part of these consolidated financial statements.

JOS. A. BANK CLOTHIERS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Description of Business — Jos. A. Bank Clothiers, Inc. is a nationwide designer, manufacturer, retailer and direct marketer (through stores, catalog and Internet) of men's tailored and casual clothing and accessories and is a retailer of tuxedo rental products.

Principles of Consolidation — The consolidated financial statements include the accounts of Jos. A. Bank Clothiers, Inc. and its wholly-owned subsidiaries (collectively referred to as the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year — The Company maintains its accounts on a fifty-two/fifty-three week fiscal year ending on the Saturday closest to January 31. The fiscal years ended January 31, 2009, January 30, 2010 and January 29, 2011 each contained fifty-two weeks.

Seasonality — The Company's net sales, net income and inventory levels fluctuate on a seasonal basis and therefore the results for one quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. The increased customer traffic during the holiday season and the Company's increased marketing efforts during this peak selling time have resulted in sales and profits generated during the fourth quarter becoming a larger portion of annual sales and profits as compared to the other three quarters. Seasonality is also impacted by growth as more new stores have historically been opened in the second half of the year. During the fourth quarters of fiscal years 2008, 2009 and 2010, the Company generated approximately 36%, 36% and 37%, respectively, of its annual net sales and approximately 52%, 50% and 48%, respectively, of its annual net income.

Use of Estimates — The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best information. However, actual results could and probably will differ from those estimates. Significant estimates in these financial statements include net realizable value of inventory, estimates of future cash flows associated with asset impairments, useful lives for depreciation and amortization, estimates related to the liability for health care costs, estimates related to the sales returns reserve, estimates related to legal contingencies and estimates related to the realizability of deferred tax assets.

Cash and Cash Equivalents — Cash and cash equivalents totaled $21.9 million and $81.0 million at fiscal year-end 2009 and fiscal year-end 2010, respectively, and include bank deposit accounts, money market accounts and other highly liquid investments with original maturities of 90 days or less. At fiscal year-end 2010, substantially all of the cash and cash equivalents were invested in U.S. Treasury bills with original maturities of 90 days or less and overnight federally-sponsored agency notes.

Short-term investments — Short-term investments consist of investments in securities with maturities of less than one year, excluding investments with original maturities of 90 days or less. At fiscal year-end 2010, short-term investments consisted solely of U.S. Treasury bills with remaining maturities ranging from two to four months. These investments are classified as held-to-maturity and their market values approximate their carrying values.

Supplemental Cash Flow Information — Interest and income taxes paid were as follows:

	Fiscal Year		
	2008	2009	2010
	(In thousands)		
Interest paid	$ 325	$ 312	$ 116
Income taxes paid	$38,630	$44,893	$59,523

Inventories — The Company records inventory at the lower of cost or market ("LCM"). Cost is determined using the first-in, first-out method. The Company capitalizes into inventory certain warehousing and freight delivery costs associated with shipping its merchandise to the point of sale. The Company periodically reviews quantities of inventories on hand and compares these amounts to the expected sales of each product. The Company records a charge to cost of goods sold for the amount required to reduce the carrying value of inventory to net realizable value.

Franchise Fees — The Company has 14 stores operated by franchisees, representing approximately 3% of the Company's store base. Monthly franchise fees are recognized when earned under the franchise agreements. The fees are based on a percentage of sales generated by the Franchise stores. In addition, the Company sells inventory at a mark-up to the franchisees. Such fees are included in net sales in the Consolidated Statements of Income. Initial franchise fees are fully earned upon execution of the franchise agreements. There are no further obligations on the part of the Company in order to earn the initial franchise fee.

The Company does not have any controlling interest in any of its franchisees through voting rights or any other means and, in accordance with FASB ASC 810-10, "Consolidation of Variable Interest Entities," formerly FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities," does not consolidate these entities. The Company sells inventory to its Franchise stores at prices above cost and the Franchise stores have the right to return some of their inventory to the Company.

Gift Cards and Certificates — The Company sells gift cards and gift certificates to individuals and companies. The Company's apparel incentive gift certificates are used by various companies as a reward for achievement for their employees. The Company also redeems proprietary gift cards and gift certificates marketed by third-party premium/incentive companies. The Company records a liability when a gift card/certificate is purchased. As the gift card/certificate is redeemed, the Company reduces the liability and records revenue. Substantially all of the Company's gift cards/certificates do not have expiration dates and they are all subject to state escheatment laws. Based on historical experience, gift cards/certificates redemptions after the escheatment due date are remote and the Company recognizes any income (also referred to as "breakage") on these unredeemed gift cards/certificates on a specific identification basis at that time.

Tuxedo Rental Products — Revenues from tuxedo rental products are recognized on a gross basis upon completion of the services to customers. When a customer orders a tuxedo rental from the Company, an order is placed with a national distributor who delivers the product to the Company's stores, typically within several days of intended use. The national distributor owns the product.

Landlord Contributions — The Company typically receives reimbursement from landlords for a portion of the cost of leasehold improvements for new stores and, occasionally, for renovations and relocations. These landlord contributions are initially accounted for as an increase to deferred rent and as an increase to prepaid and other current assets when the related store is opened. When collected, the Company records cash and reduces the prepaid and other current assets account. The collection of landlord contributions is presented in the Consolidated Statements of Cash Flows as an operating activity. The deferred rent is amortized over the lease term in a manner that is consistent with the Company's policy to straight-line rent expense over the term of the lease. The amortization is recorded as a reduction to sales and marketing expense which is consistent with the classification of lease expense. The amortization of deferred rent recognized in the Consolidated Statements of Income was $7.0 million, $7.6 million and $8.0 million in fiscal years 2008, 2009 and 2010, respectively.

Catalog — Costs related to mail order catalogs, including design, printing and distribution, are included in prepaid expenses and other current assets consistent with FASB ASC 720-35, "Advertising Costs," formerly Statement of Position No. 93-7, "Reporting on Advertising Costs." These costs are amortized as sales and marketing expense based on actual revenue for the period as compared to aggregate projected revenue over the benefit period in which customers are expected to order, which is typically over a six month period. The benefit period is based on historical ordering patterns. At fiscal year-end 2009 and fiscal year-end 2010, the amounts included in prepaid expenses and other current assets related to catalog costs were $1.3 million and $1.1 million, respectively.

Marketing Expenses — Marketing expenses consist of advertising, display, list rental and Internet advertising costs. Marketing costs are recognized as expenses the first time the marketing takes place. Marketing expense, excluding catalog costs, was approximately $45.1 million, $49.5 million and $57.1 million in fiscal years 2008, 2009 and 2010, respectively. These amounts exclude catalog production costs of approximately $5.9 million, $5.7 million and $5.9 million for fiscal years 2008, 2009 and 2010, respectively. Marketing and catalog costs are included in "Sales and marketing" in the accompanying Consolidated Statements of Income.

Contingent Rental Expense — The Company has certain store leases that determine all or a portion of their rent based on annual aggregate sales from the respective stores. The Company recognizes contingent rental expense prior to achievement of the specified target that triggers the contingent rental provided that achievement of that target is probable. The amount is recorded on a straight-line basis throughout the year.

Property, Plant and Equipment — Property, plant and equipment are stated at cost. The Company depreciates and amortizes property, plant and equipment on a straight-line basis over the following estimated useful lives:

Asset Class	Estimated Useful Lives
Buildings and improvements	25 years
Equipment	3-10 years
Furniture and fixtures	10 years
Leasehold improvements	Generally 10 years

The Company amortizes leasehold improvements over the shorter of the lease term or the useful life of the improvements. Depreciation and amortization expense of property, plant, and equipment for fiscal years 2008, 2009 and 2010 was approximately $20.6 million, $22.4 million and $24.5 million, respectively. Maintenance and repairs that do not extend the lives of the assets are expensed as incurred.

Other Noncurrent Assets — Other noncurrent assets include deferred financing costs and deposits. Deferred financing costs were amortized as additional interest expense over the remaining term of the Company's debt agreements, which expired in April 2010, using the effective interest method. Amortization expense was $0.1 million for each of fiscal years 2008 and 2009 and was less than $0.1 million in fiscal year 2010.

Long-Lived Assets — Long-lived assets, such as property, plant, and equipment, subject to depreciation and amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. During fiscal years 2008, 2009 and 2010, the Company recognized impairment charges of $1.2 million, $1.6 million and $1.2 million, respectively, relating to several stores within its Stores segment. The charges were included in "Sales and marketing" in the Consolidated Statements of Income. The aggregate fair value of the property plant and equipment recorded for the stores impaired in fiscal years 2008, 2009 and 2010 were estimated to be $0.1 million, $0.3 million and $0.2 million, respectively. The fair value measurements related to these assets are considered to fall under level 3 of the fair value hierarchy of ASC 820, "Fair Value Measurements and Disclosures," since the valuations are based on significant unobservable inputs. These valuations are based on discounted cash flow analyses with the significant unobservable inputs being the future projected cash flows which are reflective of the Company's best estimates and the discount rates which the Company believes are representative of arms-length third-party required rates of returns.

Fair Value of Financial Instruments — For cash and cash equivalents, accounts receivable and accounts payable, the carrying amounts reflect the market value due to the short-term nature of these accounts. For short-term investments, the carrying amounts reflect the market value due to the short-term maturities of these instruments. For long-term debt, rates available for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt. The Company had no debt at fiscal year-end 2009 and fiscal year-end 2010.

Net Sales — In the Company's Stores segment, net sales are recognized at the point-of-sale. In the Company's Direct Marketing segment, sales are recognized when products are shipped to the customer. The Company presents sales net of sales tax in the accompanying Consolidated Statements of Income. The Company provides for sales returns based on estimated returns in future periods. The sales return reserves at fiscal years 2008, 2009 and 2010 were $1.0 million, $2.0 million and $2.4 million, respectively, and were included in "Accrued expenses" in the accompanying Consolidated Balance Sheets.

Classification of Expenses — Cost of goods sold primarily includes the cost of merchandise, the cost of tailoring and freight from vendors to the distribution center and from the distribution center to the stores. Sales and marketing expenses consist primarily of Full-line store, Outlet and Factory store and Direct Marketing occupancy, payroll, selling and other variable costs and total Company advertising and marketing expenses. General and administrative expenses consist primarily of corporate and distribution center costs and total company performance based incentive compensation (other than commissions).

Lease Accounting — Most lease agreements provide for monthly rent payments that may change over the lease term. For leases whereby rent payments can be reasonably estimated, rent expense is recorded on a straight-line basis over a consistent lease period (generally, the initial non-cancelable lease term plus renewal option periods provided for in the lease that can be reasonably assured) and the excess of expense over cash amounts paid are included in "deferred rent" in the accompanying Consolidated Balance Sheets. For lease agreements with monthly rent payments that cannot be estimated, rent expense is recorded as incurred. Any rent concessions, including landlord contributions, are amortized over the lease term as a reduction of rent expense. The term of the lease begins on the date the Company has the right to control the use of the leased property, generally approximately six to nine weeks prior to opening the store.

Store Opening Costs — Costs incurred in connection with store start-up costs, such as travel for recruitment, training and setup of new store openings, are expensed as incurred.

Income Taxes — Income taxes are accounted for under the asset and liability method in accordance with FASB ASC 740, "Income Taxes" ("ASC 740"), formerly SFAS No. 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Income in the period that includes the enactment date.

The Company accounts for uncertainties in income taxes pursuant to ASC 740, formerly FASB Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in the financial statements under SFAS 109. The Company recognizes tax liabilities for uncertain income tax positions ("unrecognized tax benefits") pursuant to ASC 740 where an evaluation has indicated that it is more likely than not that the tax positions will not be sustained on an audit. The Company estimates the unrecognized tax benefits as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The Company re-evaluates these uncertain tax positions on a quarterly basis or when new information becomes available to management. The re-evaluations are based on many factors, including but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes of limitations, and new federal or state audit activity. The Company also recognizes accrued interest and penalties related to these unrecognized tax benefits which are included in the provision for income taxes in the Consolidated Statement of Income.

Earnings Per Share ("EPS") — Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share is calculated by dividing net income by the diluted weighted average common shares, which reflects the potential dilution of common stock equivalents. The weighted average shares used to calculate basic and diluted earnings per share are as follows:

	Fiscal Year		
	2008	2009	2010
	(In thousands)		
Weighted average shares outstanding for basic EPS	27,321	27,452	27,553
Dilutive effect of common stock equivalents	347	333	298
Weighted average shares outstanding for diluted EPS	27,668	27,785	27,851

The Company uses the treasury method for calculating the dilutive effect of common stock equivalents. For fiscal years 2008, 2009 and 2010 there were no anti-dilutive common stock equivalents which were excluded from the calculation of diluted shares.

On June 17, 2010, the Company's Board of Directors declared a stock split in the form of a 50% stock dividend which was distributed on August 18, 2010 to stockholders of record as of July 30, 2010. All share and per share amounts of common shares included in this Annual Report on Form 10-K have been adjusted to reflect this stock dividend.

Performance-Based Incentive Plans — Performance-based incentive plans provide annual cash incentive compensation to certain employees based upon, among other things, the attainment of certain annual earnings and performance goals. At each interim quarter-end, the Company estimates the probability that such goals will be attained based on results-to-date and the likelihood of discretionary payments and records incentive compensation accordingly, based on the projected annual incentive payments.

Equity Compensation — The Company accounts for its equity awards in accordance with FASB ASC 718, "Share-Based Payment" ("ASC 718"), which requires the compensation cost resulting from all share-based awards to be recognized in the financial statements. The amount of compensation is measured based on the grant-date fair value of the awards and is recognized over the vesting period of the awards. The vesting of awards to both the officers and directors is subject to service conditions being met, ranging from one to three years. Additionally, the vesting of awards to officers is subject to performance conditions being met such as, among other things, the attainment of certain annual earnings and performance goals in fiscal year 2010. For these officer awards (which represents approximately $2.5 million of the aggregate grant date fair value of $3.4 million for fiscal year 2010), the Company estimates the probability that such goals will be attained based on results-to-date at each interim quarter-end and records compensation cost for these awards based on the awards projected to vest. Share-based compensation expense recognized for fiscal year 2010 related to equity awards issued under the Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan was $1.2 million and the tax benefit recognized related to this compensation was $0.5 million. There was no share based compensation expense in fiscal years 2008 and 2009 as all the stock option awards issued under equity plans existing prior to fiscal year 2010 were fully issued and vested prior to the effective date of ASC 718.

Healthcare Costs — Healthcare claims for eligible participating employees are self-insured by the Company, subject to certain deductibles and limitations per incident where third party insurance provides "stop loss" coverage. The liability for healthcare costs includes an estimate for claims incurred but not reported. In estimating this liability, we consider historical claims experience and the timing of the submission of expected claims.

Recently Issued Accounting Standards — In October 2009, the FASB issued ASU 2009-13, "Multiple-Deliverable Revenue Arrangements" ("ASU 2009-13"). ASU 2009-13 addresses revenue recognition of multiple-element sales arrangements. It establishes a selling price hierarchy for determining the selling price of each product or service, with vendor-specific objective evidence ("VSOE") at the highest level, third-party evidence of VSOE at the intermediate level, and a best estimate at the lowest level. It replaces "fair value" with "selling price" in revenue allocation guidance. It also significantly expands the disclosure requirements for such arrangements. ASU 2009-13 is effective prospectively for sales entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company is currently evaluating the impact ASU 2009-13 may have on its consolidated financial statements.

Recently Proposed Amendments to Accounting Standards — In August 2010, the FASB issued an exposure draft, "Leases" (the "Exposure Draft"), which would replace the existing guidance in ASC 840, "Leases." Under the Exposure Draft, a lessee's rights and obligations under all leases, including existing and new arrangements, would be recognized as assets and liabilities, respectively, on the balance sheet. The comment period for the Exposure Draft ended on December 15, 2010 and a final standard is expected to be issued in 2011. When and if the proposed guidance becomes effective, it will possibly have a significant impact on the Company's consolidated financial statements. However, as the Exposure Draft is still in process, the Company is unable to determine at this time the impact this proposed change in accounting may have on its consolidated financial statements.

2. INVENTORIES:

Inventories as of January 30, 2010 and January 29, 2011, consist of the following:

	January 30, 2010	January 29, 2011
	(In thousands)	
Finished goods, net	$209,443	$222,251
Raw materials	8,878	11,059
Total inventories, net	$218,321	$233,310

3. PREPAID EXPENSES AND OTHER CURRENT ASSETS:

Prepaid expenses and other current assets as of January 30, 2010 and January 29, 2011, consist of the following:

	January 30, 2010	January 29, 2011
	(In thousands)	
Landlord contributions receivable	$ 898	$ 2,783
Prepaid rents	4,547	4,916
Prepaid expenses and other current assets	10,590	11,795
Total prepaid expenses and other current assets, net	$16,035	$19,494

4. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment as of January 30, 2010 and January 29, 2011, consist of the following:

	January 30, 2010	January 29, 2011
	(In thousands)	
Land	$ 1,819	$ 1,819
Buildings and improvements	14,742	15,053
Leasehold improvements	123,297	132,790
Furniture and fixtures	78,266	85,500
Equipment and other	44,261	51,141
	262,385	286,303
Less: accumulated depreciation and amortization	(138,246)	(157,700)
Property, plant and equipment, net	$ 124,139	$ 128,603

As of January 30, 2010 and January 29, 2011, included in the amounts shown above are approximately $0.6 million and $1.8 million, respectively, of accrued property, plant and equipment additions that have been incurred but not completely invoiced by vendors, and therefore, not paid by the respective year-ends. These amounts are excluded from payments for capital expenditures and changes in accrued expenses in the accompanying Consolidated Statements of Cash Flows.

5. ACCRUED EXPENSES:

Accrued expenses as of January 30, 2010 and January 29, 2011, consist of the following:

	January 30, 2010	January 29, 2011
	(In thousands)	
Accrued compensation and benefits	$24,037	$24,918
Gift cards and certificates payable	13,923	15,440
Accrued federal and state income tax	14,858	9,056
Current portion of deferred rent	8,896	9,745
Accrued advertising expenses	4,335	5,667
Other accrued expenses	19,207	23,339
Total	$85,256	$88,165

Other accrued expenses consist primarily of liabilities related to: accrued franchise fees, sales return reserves, accrued property, plant and equipment additions, sales and property taxes and other accrued costs.

6. LONG-TERM DEBT AND CREDIT AGREEMENT:

The Company had no long-term or short-term debt outstanding as of January 30, 2010 or January 29, 2011.

During the past several years and through the first quarter of fiscal year 2010, the Company maintained a $100 million credit facility with a maturity date of April 30, 2010. Based on the Company's cash and short-term investment positions, and projected cash needs and market conditions, the Company elected not to negotiate a renewal or replacement of the credit facility. As a result, the credit facility expired on April 30, 2010 in accordance with its terms.

7. INCOME TAXES:

The provision for income taxes consisted of the following:

	Fiscal Year		
	2008	2009	2010
		(In thousands)	
Federal:			
Current	$30,222	$40,638	$43,768
Deferred	1,441	(2,132)	2,949
State:			
Current	6,193	8,158	9,742
Deferred	(298)	(436)	(198)
Provision for income taxes	$37,558	$46,228	$56,261

Provision for income tax is reconciled to the amount computed by applying the statutory Federal income tax rate of 35% for fiscal years 2008, 2009 and 2010 to income before provision for income taxes as follows:

	Fiscal Year		
	2008	2009	2010
		(In thousands)	
Computed federal tax provision at statutory rates	$33,588	$41,084	$49,721
State income taxes, net of federal income tax effect	3,832	5,019	6,204
Non-deductible compensation	—	—	131
Change in tax reserves	45	32	107
Other, net	93	93	98
Provision for income taxes	$37,558	$46,228	$56,261

The tax effects of temporary differences that give rise to significant positions of deferred tax assets and deferred tax liabilities as of January 30, 2010 and January 29, 2011 are as follows:

	January 30, 2010	January 29, 2011
	(In thousands)	
Deferred tax assets:		
Current accrued liabilities and other	$ 5,021	$ 7,042
Noncurrent lease obligations	18,494	15,978
Noncurrent accrued liabilities and other	363	448
	23,878	23,468
Deferred tax liabilities:		
Current inventories	(8,393)	(10,882)
Current prepaid expenses and other current assets	(1,692)	(1,436)
Noncurrent property, plant and equipment	(20,465)	(20,573)
	(30,550)	(32,891)
Net deferred tax liability	$ (6,672)	$ (9,423)

The following table summarizes the activity related to our unrecognized tax benefits and related accrued interest and penalties for fiscal years 2009 and 2010:

	Fiscal Year	
	2009	2010
	(In thousands)	
Balance at January 30, 2010	$ 754	$ 786
Increases related to current year tax positions	245	408
Settlement of tax positions	—	(70)
Expiration of the statue of limitations for the assessment of taxes	(213)	(301)
Balance at January 29, 2011	$ 786	$ 823

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon existence of taxable income in carryback periods and the generation of future taxable income during periods in which temporary differences become deductible. Management considered income taxes paid during the previous two years and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible, management has determined that no valuation allowance was required at January 30, 2010 and January 29, 2011.

The fiscal year 2010 effective income tax rate was 39.6%, as compared with 39.4% for fiscal year 2009. The increase during fiscal year 2010 was largely related to higher state income taxes. During the third quarter of fiscal year 2010, the Company realigned its legal entity structure to more appropriately reflect its operational organization. As a result, the Company anticipates that it will incur lower state income tax liabilities beginning in fiscal year 2011 and thereafter, assuming no significant changes to U.S. federal or state income tax rules.

Significant changes to U.S. federal or state income tax rules could occur as part of future legislation. Such changes could influence the Company's future income tax expense and/or the timing of income tax deductions. The impact of such changes on the Company's business operations and financial statements remains uncertain. However, as the possibility of any enactment progresses, the Company will continue to monitor current developments and assess the potential implications of these tax law changes on its business and consolidated financial statements.

The Company files a federal income tax return and state and local income tax returns in various jurisdictions. The Internal Revenue Service ("IRS") has audited tax returns through fiscal year 2008, including its examination of the tax return for fiscal years 2007 and 2008 which was finalized in October 2010. No material adjustments were required to these tax returns as a result of the examination by the IRS. For the years before fiscal year 2007, the majority of the Company's state and local income tax returns are no longer subject to examinations by taxing authorities.

8. BENEFIT PLANS

Defined Benefit Pension & Post-Retirement Plans — The Company maintains a noncontributory defined benefit pension plan and a post-retirement benefit plan which cover certain union and nonunion employees. The annual contributions for the pension plan are not less than the minimum funding standards set forth in the Employee Retirement Income Security Act of 1974, as amended. The Company does not pre-fund the benefits for the post-retirement benefit plan. The plans provide for eligible employees to receive benefits based principally on years of service with the Company. The Company records the expected cost of these benefits as expense during the years that employees render service.

The Company accounts for these plans under FASB ASC 715, "Defined Benefit Plans — Pension," formerly SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)," which requires an employer to recognize the funded status of any defined benefit pension and/or other postretirement benefit plans, including any unrecognized prior service costs, transition obligations or actuarial gains/losses, as an asset or liability in its balance sheet.

The following table sets forth the plans' benefit obligations, fair value of plan assets, and funded status at January 30, 2010 and January 29, 2011:

	Pension Benefits Fiscal Year		Postretirement Benefits Fiscal Year	
	2009	2010	2009	2010
	(In thousands)			
Accumulated benefit obligation	$ 978	$1,207	$ 111	$ 53
Fair value of plan assets	1,137	1,395	—	—
Funded status	159	188	(111)	(53)
Accrued (prepaid) benefit cost recognized in the balance sheets	$ (159)	$ (188)	$ 111	$ 53

Weighted-average discount rate assumption used to determine benefit obligations as of January 30, 2010 and January 29, 2011 (the dates of the latest actuarial calculations) was 6.00% and 5.75%, respectively. Weighted-average assumptions used to determine net cost included a discount rate of 5.75%, 6.25% and 6.00% for fiscal years 2008, 2009 and 2010, respectively. The return on plan assets assumption were 8.0%, 7.0% and 7.0% for fiscal years 2008, 2009 and 2010, respectively.

Plan assets of the Company's pension benefits as of January 30, 2010 and January 29, 2011 consisted primarily of balanced mutual funds and short-term investment funds.

Pension expense recognized in the Company's statements of income was $0.1 million for each of fiscal years 2008, 2009 and 2010. The Company contributed $0.1 million and $0.1 million in fiscal years 2009 and 2010, respectively, to the pension plan. The Company does not expect to be required to contribute significant amounts of cash in fiscal year 2011 to the pension plan.

Profit Sharing Plan — The Company maintains a defined contribution 401(k) profit sharing plan for its employees. All non-union and certain union employees are eligible to participate in the plan on the first day of the month following 3 months of service. Employee contributions to the plan are limited based on applicable sections of the Internal Revenue Code. The Company's contribution to the 401(k) plan is discretionary. Amounts expensed by the Company related to the plan were approximately $0.6 million, $0.8 million, and $0.9 million for fiscal years 2008, 2009 and 2010, respectively.

Deferred Compensation Plan — The Company also maintains a non-qualified deferred compensation plan for certain executives. All assets of the plan are fully subject to the Company's creditors. There were no matching contributions by the Company in any of fiscal years 2008, 2009 or 2010, although contributions were made by certain executives. Included in the Company's Consolidated Balance Sheets, within "Prepaid expenses and other current assets" and "Accrued Expenses," are separate amounts of an equal asset and liability of $1.7 million at fiscal year-end 2009 and $2.2 million at fiscal year-end 2010.

9. COMMITMENTS AND CONTINGENCIES:

Massachusetts Laborers' Annuity Fund ("MLAF") was the lead plaintiff in a class action filed in the United States District Court for the District of Maryland against the Company, Robert N. Wildrick, R. Neal

Black and David E. Ullman (Roy T. Lefkoe v. Jos. A. Bank Clothiers, Inc., et al., Civil Action Number 1:06-cv-01892-WMN) (the "Class Action"). The Class Action was initially instituted on July 24, 2006. On behalf of purchasers of the Company's stock between December 5, 2005 and June 7, 2006 (the "Class Period"), the Class Action purported to make claims under Sections 10(b) and 20(a) and Rule 10b-5 of the Securities Exchange Act of 1934, based on the Company's disclosures during the Class Period. The Class Action sought unspecified damages, costs and attorneys' fees.

In late October 2009, the Company and MLAF agreed to settle the Class Action for an amount that was within the limits of the Company's insurance coverage. The settlement did not have any impact on the Company's financial statements. **The Stipulation of Settlement (the "Stipulation") entered into by the Company and MLAF included a statement that, at the time of the settlement, the substantial discovery completed did not substantiate any of the claims asserted against the individual defendants.** By Order dated July 8, 2010 and filed on July 20, 2010, the court approved the settlement of the Class Action in accordance with the Stipulation and dismissed the Class Action with prejudice.

On November 12, 2009, Casey J. Stewart, a former employee of the Company, on behalf of himself and all others similarly situated, filed a Complaint against the Company in the United States District Court for the Northern District of California (Case number CV 09 5348 PJH) alleging racial discrimination by the Company with respect to hiring and terms and conditions of employment. Pursuant to a Motion to Transfer Venue filed by the Company, the case was transferred to the United States District Court for the Eastern District of California (Case number 2:10-cv-00481-GEB-DAD). On October 21, 2010, the parties filed a Stipulated Dismissal of Complaint requesting the court to dismiss the Complaint with prejudice, each party to bear its own fees and costs. By Order dated October 21, 2010, the court dismissed the case with prejudice.

The Company is also a party to routine litigation matters that are incidental to its business. From time to time, other legal matters in which the Company may be named as a defendant are expected to arise in the normal course of the Company's business activities. The resolution of the Company's litigation matters cannot be accurately predicted and there is no estimate of costs or potential losses, if any. Accordingly, the Company cannot determine whether its insurance coverage, if any, would be sufficient to cover such costs or potential losses, if any, and has not recorded any provision for cost or loss associated with these actions. It is possible that the Company's consolidated financial statements could be materially impacted in a particular fiscal quarter or year by an unfavorable outcome or settlement of any of these actions.

Employment Agreements and Performance-Based Incentive Compensation — The Company has employment agreements with certain of its executives expiring in either January 2012 or January 2013, with aggregated base compensation of $5.6 million (not including annual adjustments) over the terms. Depending on the circumstances of termination, the Company has severance obligations to these and certain other executives aggregating up to approximately $4.1 million, not including annual adjustments. These executives are also eligible for additional performance-based incentive payments. In addition, other employees are eligible for incentive-based payments based on performance, including store managers and regional sales directors, although these payments are not based on employment agreements. Performance-based incentive compensation expense (excluding commissions) for all eligible employees was approximately $7.8 million in fiscal year 2008, $8.5 million in fiscal year 2009 and $9.2 million in fiscal year 2010.

Lease Obligations — The Company has numerous noncancelable operating leases for retail stores, distribution center, office and tailoring space and equipment. Certain facility leases provide for annual base minimum rentals plus contingent rentals based on sales. Renewal options are available under the majority of the leases.

Future minimum lease payments, including rent escalations, under noncancelable operating leases for stores and other leased facilities opened and equipment placed in service as of fiscal year-end 2010, were as follows:

Fiscal Year Ending	Amount (In thousands)
January 28, 2012 ("Fiscal year 2011")	$ 62,364
February 2, 2013 ("Fiscal year 2012")	59,046
February 1, 2014 ("Fiscal year 2013")	53,833
January 31, 2015 ("Fiscal year 2014")	45,167
January 30, 2014 ("Fiscal year 2015")	36,043
Thereafter	78,593
Total	$335,046

The minimum rentals above do not include additional payments for contingent percentage rent which is typically based on sales, deferred rent amortization, insurance, property taxes, utilities and other common area maintenance costs that may be due as provided for in the leases.

Total minimum rental expense for operating leases was approximately $50.1 million, $52.0 million and $57.0 million for fiscal years 2008, 2009 and 2010, respectively. Contingent rent expense in fiscal years 2008, 2009 and 2010, which was based on a percentage of net sales at the applicable properties, was approximately $2.1 million, $2.2 million and $2.5 million, respectively.

As of fiscal year-end 2010, the Company had also entered into various lease agreements for stores to be opened and equipment placed in service subsequent to year end. The future minimum lease payments under these agreements were $1.2 million in fiscal year 2011, $1.3 million in fiscal year 2012, $1.3 million in fiscal year 2013, $1.4 million in fiscal year 2014, $1.4 million in fiscal year 2015 and $7.5 million thereafter.

Inventories — The Company ordinarily places orders for the purchases of inventory at least one to two seasons in advance. Approximately 3% of the total product purchases (including piece goods) in fiscal year 2010 were sourced from United States suppliers, and approximately 97% were sourced from suppliers in other countries. In fiscal year 2010, approximately 37% of the total product purchases were from suppliers in China (including Hong Kong), 24% in Mexico, 9% in Bangladesh, 7% in Sri Lanka and 7% in India. In fiscal year 2010, the Company purchased approximately 51% of its finished product through a buying agent who sources the products from various vendors, including those described above. No other country represented more than 5% of total product purchases in fiscal year 2010. These percentages reflect the countries where the suppliers are primarily operating or manufacturing, which may not always be where the suppliers are actually domiciled. The Company purchases the raw materials for approximately 9% of its finished products. Five vendors accounted for over 72% of the raw materials purchased directly by the Company in fiscal year 2010. The remainder of its finished products are purchased as finished units, with the vendor responsible for the acquisition of the raw materials based on the Company's specifications.

Other — The Company has a consulting agreement with its current Chairman of the Board to consult on matters of strategic planning and initiatives commencing February 1, 2009 at a fee of $0.8 million per year for a period of three years. On November 30, 2010, the consulting agreement was extended from January 31, 2012 to January 26, 2014 with all other terms of the Consulting agreement remaining unchanged. The Company has an agreement with David Leadbetter, a golf professional, which allows the Company to produce golf and other apparel under Leadbetter's name. The agreement expires in January 2016. The minimum royalty under this agreement was $0.2 million in each of fiscal years 2008, 2009 and 2010 and is expected to be $0.2 million for fiscal year 2011.

10. INCENTIVE STOCK OPTION AND OTHER EQUITY PLANS:

Effective January 28, 1994, the Company adopted an Incentive Plan (the "1994 Plan"). The 1994 Plan generally provides for the granting of stock, stock options, stock appreciation rights, restricted shares or any combination of the foregoing to the eligible participants, as defined, for issuance of up to 3.4 million shares of common stock in the aggregate, of which options to purchase all of such shares had been granted as of January 29, 2005 ("fiscal year 2004"). In March 2002, the Company adopted an Incentive Plan (the "2002 Plan" and together with the 1994 Plan) which provides for issuance of up to 1.4 million shares of common stock in the aggregate, of which options to purchase all of such shares had been granted as of the end of fiscal year 2005. The exercise price of an option granted under both the 1994 Plan and the 2002 Plan may not be less than the fair market value of the underlying shares of Common Stock on the date of grant, and employee options generally expire at the earlier of termination of employment or ten years from the date of grant. All options covered under the Plans were fully vested as of the end of fiscal year 2005.

On March 30, 2010, the Board of Directors approved, subject to stockholder approval, the Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan (the "2010 Plan"). The 2010 Plan was approved by stockholders at the Company's 2010 annual meeting of stockholders on June 17, 2010.

The principal purposes of the 2010 Plan are to promote the interests of the Company and its stockholders by providing employees, directors and consultants with appropriate incentives and rewards to encourage them to enter into and continue in the employ or service of the Company or its subsidiaries, to acquire a proprietary interest in the long-term success of the Company and to reward the performance of individuals in fulfilling their personal responsibilities for long-range and annual achievements. In addition, the 2010 Plan permits the Company to grant "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code ("Section 162(m)"), thereby preserving the Company's ability to receive federal income tax deductions for those awards to the extent that they in fact comply with that Code section. The 2010 Plan reserves 1.5 million shares of the Company's common stock for issuance pursuant to awards to be granted under the plan. Under the 2010 Plan, the Company may grant stock options, stock appreciation rights, restricted stock, restricted stock units and stock and cash-based awards.

The aggregate number of shares of Common Stock as to which awards may be granted under any of the Plans, the number of shares of Common Stock covered by each outstanding award under the Plans and the exercise price per share of Common Stock in each outstanding award, are to be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a subdivision or consolidation of shares or other capital adjustment, or the payment of a stock dividend or other increase or decrease in such shares, effected without receipt of consideration by the Company, or other change in corporate or capital structure; provided, however, that any fractional shares resulting from any such adjustment are to be eliminated.

On March 30, 2010, the Board of Directors also approved the Jos. A. Bank Clothiers, Inc. 2010 Deferred Compensation Plan (the "Deferred Compensation Plan"). The Deferred Compensation Plan is a nonqualified, unfunded plan designed to provide a select group of the Company's senior management (which includes each of the named executive officers) and highly compensated employees, and non-employee directors, with the opportunity to accumulate Company shares (through stock units) by deferring compensation on a pre-tax basis, and to provide the Company with a method of rewarding and retaining these individuals by providing them with a means to defer receipt of cash and shares of common stock associated future grants of restricted stock units, performance share awards and certain other cash- and stock-based awards. The Deferred Compensation Plan reserves 4.5 million shares of the Company's common stock for issuance pursuant to distributions under the plan. At January 29, 2011, 2,100 stock units were outstanding under this plan.

Changes in options outstanding that were issued under the 1994 and 2002 Plans were as follows:

	Fiscal Year 2008		Fiscal Year 2009		Fiscal Year 2010	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
	(In thousands, except per share information)					
Outstanding at beginning of year	659	$6.88	491	$6.10	401	$ 6.89
Granted	—	$ —	—	$ —	—	$ —
Exercised	(168)	$9.17	(90)	$2.59	(96)	$10.57
Canceled	—	$ —	—	$ —	—	$ —
Outstanding at end of year	491	$6.10	401	$6.89	305	$ 5.73

The following table summarizes information about stock options outstanding and exercisable as of January 29, 2011 that were issued under the 1994 and 2002 Plans:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life per Share	Weighted Average Exercise Price per Share	Number Exercisable	Weighted Average Exercise Price per Share
	(In thousands, except per share and year information)				
$0 - $5.00	103	1.12	$ 3.06	103	$ 3.06
$5.01 - $10.00	191	2.10	$ 6.57	191	$ 6.57
$15.01 - $20.00	11	4.27	$16.18	11	$16.18
Total	305	1.85	$ 5.73	305	$ 5.73

During fiscal year 2010, the Company granted 86,100 restricted stock units ("RSUs") (representing whole units) under the 2010 Plan to certain of its officers and to the members of the Board of Directors at a weighted-average grant date fair value of $39.72 and an aggregate fair value of approximately $3.4 million. The grant date fair value is based on the shares granted and the quoted price of the Company's common stock on the date of grant. The grants to the officers are intended to qualify under Section 162(m).

A summary of our nonvested RSU activity during fiscal 2010 is presented below:

Nonvested Awards	Shares	Weighted-Average Grant-Date Fair Value
	(In thousands, except per share information)	
Nonvested at January 30, 2010	—	$ —
Granted	86	$39.72
Vested	—	$ —
Forfeited	—	$ —
Nonvested at January 29, 2011	86	$39.72

As of January 29, 2011, there was unrecognized compensation expense related to nonvested RSUs of approximately $2.3 million which is expected to be recognized over a weighted average period of 2.1 years. As of January 29, 2011, the intrinsic value of nonvested RSUs was $3.6 million based on a share price of $41.95.

ASC 718 changes the presentation of realized excess tax benefits associated with the exercise of stock options or the issuance of other equity awards in the statements of cash flows. Excess tax benefits are realized tax benefits from tax deductions for the exercise of stock options or the issuance of other awards in excess of the deferred tax asset attributable to stock compensation expense for such equity awards. Prior to the adoption of ASC 718, such realized tax benefits were required to be presented as operating cash flows. ASC 718 requires such realized tax benefits to be presented as part of cash flows from financing activities. For fiscal years 2008, 2009 and 2010, tax benefits realized from stock equity awards totaled $0.6 million $0.1 million and $1.3 million, respectively.

11. RIGHTS AGREEMENT:

The Company maintains a Rights Agreement in which preferred stock purchase rights ("Rights") were distributed as a dividend at the rate of one Right for each share of the Company's outstanding Common Stock held as of the close of business on September 20, 2007. This Rights Agreement replaced a similar agreement which expired on September 19, 2007. The number of Rights associated with each share of the Company's Common Stock will be proportionally adjusted in connection with any stock split or stock dividends issued by the Company in accordance with the Rights Agreement. In addition, the Rights Agreement provides that at the time Rights certificates evidencing the Rights are to be issued, the Company will not be required to issue Rights certificates that evidence fractional Rights. In lieu of such fractional Rights, the Company will pay to the persons to which fractional Rights would otherwise be issuable, an amount in cash equal to the fraction of the market value of a whole Right.

Each Right will entitle stockholders to buy one 1/100th of a share of Series A Junior Participating Preferred Stock of Jos. A. Bank at an exercise price of $200. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the Company's outstanding Common Stock (without the approval of the board of directors) or commences a tender or exchange offer upon consummation of which a person or group would beneficially own 20 percent or more of the Company's outstanding Common Stock.

If any person becomes the beneficial owner of 20 percent or more of the Company's outstanding common stock (without the approval of the board of directors), or if a holder of 20 percent or more of the Company's Common Stock engaged in certain self-dealing transactions or a merger transaction in which the Company is the surviving corporation and its Common Stock remains outstanding, then each Right not owned by such person or certain related parties will entitle its holder to purchase, at the Right's then-current exercise price, units of the Company's Series A Junior Participating Preferred Stock (or, in certain circumstances, Common Stock, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price of the Rights. In addition, if the Company is involved in a merger or other business combination transaction with another person after which its Common Stock does not remain outstanding, or sells 50 percent or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of common stock of such other person having a market value equal to twice the then-current exercise price of the Rights. The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time prior to the earlier of (i) such time that a person has become an Acquiring Person or (ii) the Final Expiration Date.

12. SEGMENT REPORTING:

The Company has two reportable segments: Stores and Direct Marketing. The Stores segment includes all Company-owned stores excluding Outlet and Factory stores ("Full-line stores"). The Direct Marketing segment includes catalog and Internet. While each segment offers a similar mix of men's clothing to the retail customer, the Stores segment also provides complete alterations, while the Direct Marketing segment provides certain limited alterations.

The accounting policies of the segments are the same as those described in the summary of significant policies. The Company evaluates performance of the segments based on "four wall" contribution, which excludes any allocation of overhead from the corporate office and the distribution centers (except order fulfillment costs which are allocated to Direct Marketing), interest and income taxes.

The Company's segments are strategic business units that offer similar products to the retail customer by two distinctively different methods. In the Stores segment, the typical customer travels to the store and purchases men's clothing and/or alterations and takes their purchases with them. The Direct Marketing customer receives a catalog in his or her home and/or office and/or visits our Internet web site and places an order by phone, mail, fax or online. The merchandise is then shipped to the customer.

Segment data is presented in the following table:

Fiscal Year 2008	Stores	Direct Marketing	Corporate and Other	Total
	(In thousands)			
Net sales(a)	$623,095	$61,177	$ 11,636	$695,908
Depreciation and amortization	18,098	75	2,436	20,609
Operating income (loss)(b)	129,677	24,532	(58,720)	95,489
Capital expenditures(c)	33,669	36	1,400	35,105

Fiscal Year 2009	Stores	Direct Marketing	Corporate and Other	Total
	(In thousands)			
Net sales(a)	$689,408	$68,640	$ 12,268	$770,316
Depreciation and amortization	19,613	213	2,556	22,382
Operating income (loss)(b)	155,190	27,445	(65,232)	117,403
Capital expenditures(c)	12,360	2,077	1,896	16,333

Fiscal Year 2010	Stores	Direct Marketing	Corporate and Other	Total
	(In thousands)			
Net sales(a)	$754,342	$85,410	$ 18,376	$858,128
Depreciation and amortization	20,786	558	3,135	24,479
Operating income (loss)(b)	182,659	31,870	(72,922)	141,607
Capital expenditures(c)	19,340	1,244	8,768	29,352

(a) Stores net sales represent all Full-line store sales. Direct Marketing net sales represent catalog call center and Internet sales. Net sales from segments below the GAAP quantitative thresholds are attributable primarily to three operating segments of the Company. Those segments are Outlet and Factory stores, Franchise stores and regional tailor shops. None of these segments have ever met any of the quantitative thresholds for determining reportable segments and are included in "Corporate and Other."

(b) Operating income (loss) for the Stores and Direct Marketing segments represents profit before allocations of overhead from the corporate office and the distribution centers, interest and income taxes. Total Company shipping costs to customers of approximately $8.8 million, $9.7 million and $13.0 million for fiscal years 2008, 2009 and 2010, respectively, were recorded to "Sales and marketing, including occupancy costs" in the Consolidated Statements of Income. Operating income (loss) for "Corporate and Other" consists primarily of costs included in general and administrative costs. Total operating income represents profit before interest and income taxes.

(c) Capital expenditures include payments of property, plant and equipment made for the reportable segment.

13. RELATED PARTY TRANSACTIONS:

On September 9, 2008, the Company and Robert N. Wildrick, our current Chairman of the Board, entered into a Consulting Agreement (the "Consulting Agreement") pursuant to which the Company retained Mr. Wildrick to consult on matters of strategic planning and initiatives for a term of three years commencing February 1, 2009 at a fee of $0.8 million per year. On November 30, 2010, those members of the Board who are "independent directors" in accordance with the Nasdaq Stock Market Rules met in executive session and approved an amendment to the Consulting Agreement. As the amendment constitutes a related party transaction, generally the Audit Committee would have been responsible for evaluating the transaction. The Board instead met in executive session in order to increase the number of independent directors who participated in the decision. The First Amendment to Consulting Agreement extends the term of the Consulting Agreement to January 26, 2014. All other terms of the Consulting Agreement remain unchanged.

14. QUARTERLY FINANCIAL INFORMATION (Unaudited):

Summarized quarterly financial information in fiscal years 2009 and 2010 as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except per share information)				
Fiscal Year 2009					
Net sales	$161,925	$167,735	$161,309	$279,347	$770,316
Gross profit	98,454	103,177	100,807	169,685	472,123
Operating income	18,849	20,682	19,314	58,558	117,403
Net income	11,455	12,512	11,728	35,460	71,155
Diluted income per common share	$ 0.41	$ 0.45	$ 0.42	$ 1.28	$ 2.56
Fiscal Year 2010					
Net sales	$178,125	$188,412	$173,268	$318,323	$858,128
Gross profit	113,316	118,330	110,839	195,058	537,543
Operating income	26,061	27,407	20,457	67,682	141,607
Net income	15,808	16,479	12,563	40,949	85,799
Diluted income per common share	$ 0.57	$ 0.59	$ 0.45	$ 1.47	$ 3.08

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOS. A. BANK CLOTHIERS, INC.
(registrant)

By: /s/ R. NEAL BLACK

R. NEAL BLACK
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Date: March 30, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ R. NEAL BLACK	Director, President and Chief Executive Officer (Principal Executive Officer)	March 30, 2011
/s/ DAVID E. ULLMAN	Executive Vice President, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 30, 2011
/s/ ROBERT N. WILDRICK	Director, Chairman of the Board	March 30, 2011
/s/ ANDREW A. GIORDANO	Director, Chairman Emeritus and Lead Independent Director	March 30, 2011
/s/ JAMES H. FERSTL	Director	March 30, 2011
/s/ WILLIAM E. HERRON	Director	March 30, 2011
/s/ HENRY HOMES, III	Director	March 30, 2011
/s/ SIDNEY H. RITMAN	Director	March 30, 2011

Exhibits Index

3.1	—	Certificate of Amendment of the Restated Certificate of Incorporation of the Company and the Restated Certificate of Incorporation of the Company.*(9)
3.2	—	Amended and Restated By-Laws of the Company as of February 24, 2011.*(23)
4.1	—	Form of Common Stock certificate.*(1)
4.2	—	Rights Agreement, dated as of September 6, 2007, including Exhibit B thereto (the form of Right Certificate).*(10)
4.3	—	Certificate Eliminating Reference to Series A Preferred Stock from Restated Certificate of Incorporation of Company.*(11)
4.4	—	Certificate of Designation of Series A Junior Participating Preferred Stock.*(11)
10.1	—	1994 Incentive Plan.*(1)†
10.1(a)	—	Amendments, dated as of October 6, 1997, to Incentive Plan.*(2)†
10.2	—	Summary of 2010 and 2011 Cash and Equity Incentive Programs.*(24)†
10.3	—	Amended and Restated Employment Agreement, dated as of May 15, 2002, between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(5)†
10.3(a)	—	Fifth Amendment, dated as of April 9, 2008, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(12)†
10.3(b)	—	Sixth Amendment, dated as of April 7, 2009, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(15)†
10.3(c)	—	Seventh Amendment, dated as of March 30, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(18)†
10.3(d)	—	Eighth Amendment, dated as of December 28, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(22)†
10.3(e)	—	Ninth Amendment, dated as of March 29, 2011, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and Jos. A. Bank Clothiers, Inc.*(24)†
10.4	—	Jos. A. Bank Clothiers, Inc. Nonqualified Deferred Compensation Trust Agreement, dated January 20, 2004.*(8)†
10.5	—	Employment Agreement, dated as of January 30, 2009, between James W. Thorne and Jos. A. Bank Clothiers, Inc.*(15)†
10.5(a)	—	First Amendment, dated as of March 30, 2010, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and Jos. A. Bank Clothiers, Inc.*(18)†
10.5(b)	—	Second Amendment, dated as of December 28, 2010, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and Jos. A. Bank Clothiers, Inc.*(22)†
10.5(c)	—	Third Amendment, dated as of March 29, 2011, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and Jos. A. Bank Clothiers, Inc.*(24)†
10.6	—	Amended and Restated Employment Agreement, dated May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(5)†
10.6(a)	—	Fifth Amendment, dated as of April 9, 2008, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(12)†
10.6(b)	—	Sixth Amendment, dated as of April 7, 2009, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(15)†
10.6(c)	—	Seventh Amendment, dated as of June 17, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(20)†

10.6(d)	—	Eighth Amendment, dated as of December 28, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(22)†
10.6(e)	—	Ninth Amendment, dated as of March 29, 2011, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between Charles D. Frazer and Jos. A. Bank Clothiers, Inc.*(24)†
10.7	—	Employment Agreement, dated as of November 1, 1999, between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(3)†
10.7(a)	—	Fourth Amendment, dated as of September 9, 2008, to Employment Agreement, dated as of November 1, 1999, by and between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(14)†
10.7(b)	—	Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(14)†
10.7(c)	—	First Amendment, dated as of November 30, 2010, to Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and Jos. A. Bank Clothiers, Inc.*(21)†
10.8	—	Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(3)†
10.8(a)	—	First Amendment, dated as of January 1, 2000, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(4)†
10.8(b)	—	Fourth Amendment, dated as of May 28, 2002, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(5)†
10.8(c)	—	Ninth Amendment, dated as of April 9, 2008, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(12)†
10.8(d)	—	Tenth Amendment, dated as of April 7, 2009, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(15)†
10.8(e)	—	Eleventh Amendment, dated as of March 30, 2010, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(18)†
10.8(f)	—	Twelfth Amendment, dated as of December 28, 2010, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(22)†
10.8(g)	—	Thirteenth Amendment, dated as of March 29, 2011, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and Jos. A. Bank Clothiers, Inc.*(24)†
10.9	—	Amended and Restated Employment Agreement, dated as of August 30, 2010, by and between R. Neal Black and Jos. A. Bank Clothiers, Inc.*(20)†
10.10	—	Employment offer letter, dated November 20, 2000, from Jos. A. Bank Clothiers, Inc. to Jerry DeBoer.*(4)†
10.10(a)	—	Written description of 2011 base salary for Jerry DeBoer.*(24)†
10.10(b)	—	Amendment to Employment Offer Letter, dated as of December 28, 2010, by and between Jerry DeBoer and Jos. A. Bank Clothiers, Inc.*(22)†
10.11	—	Employment Agreement, dated as of June 3, 2008, between Gary Merry and Jos. A. Bank Clothiers, Inc.*(13)†
10.11(a)	—	First Amendment, dated as of April 7, 2009 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and Jos. A. Bank Clothiers, Inc.*(15)†
10.11(b)	—	Second Amendment, dated as of March 30, 2010 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and Jos. A. Bank Clothiers, Inc.*(18)†
10.11(c)	—	Third Amendment, dated as of December 28, 2010 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and Jos. A. Bank Clothiers, Inc.*(22)†
10.11(d)	—	Fourth Amendment, dated as of March 29, 2011 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and Jos. A. Bank Clothiers, Inc.*(24)†
10.12	—	2002 Long-Term Incentive Plan.*(6)†
10.13	—	Form of stock option agreement under the 2002 Long-Term Incentive Plan.*(7)†
10.14	—	Collective Bargaining Agreement, dated March 1, 2009, by and between Joseph A. Bank Mfg. Co., Inc. and Mid-Atlantic Regional Joint Board, Local 806.*(18)†
10.15	—	Form of Officer and Director Indemnification Agreement.*(17)†

10.15(a) — Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and Robert N. Wildrick.*(17)†

10.15(b) — Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and Andrew A. Giordano.*(17)†

10.15(c) — Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and R. Neal Black.*(17)†

10.15(d) — Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and James H. Ferstl.*(17)†

10.15(e) — Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and Gary S. Gladstein.*(17)†

10.15(f) — Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and William E. Herron.*(17)†

10.15(g) — Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and Henry Homes, III.*(17)†

10.15(h) — Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and Sidney H. Ritman.*(17)†

10.15(i) — Indemnification Agreement dated September 1, 2009 between JoS. A. Bank Clothiers, Inc. and David E. Ullman.*(17)†

10.15(j) — Indemnification Agreement dated August 30, 2010 between JoS. A. Bank Clothiers, Inc. and Robert Hensley.*(20)†

10.15(k) — Indemnification Agreement dated August 30, 2010 between JoS. A. Bank Clothiers, Inc. and Charles D. Frazer.*(20)†

10.16 — JoS. A. Bank Clothiers, Inc. Executive Management Incentive Plan.*(16)†

10.16(a) — Amendment to JoS. A. Bank Clothiers, Inc. Executive Management Incentive Plan.*(18)†

10.17 — JoS. A. Bank Clothiers, Inc. 2010 Deferred Compensation Plan.*(18)†

10.18 — JoS. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan.*(18)†

10.19 — JoS. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan — CEO Performance Restricted Stock Unit Award Agreement, dated June 17, 2010, by and between JoS. A. Bank Clothiers, Inc. and R. Neal Black.*(19)†

10.20 — JoS. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan — EVP Performance Restricted Stock Unit Award Agreement.*(19)†

10.21 — JoS. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit 2010 Award Agreement.*(19)†

10.22 — JoS. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit Annual Award Agreement.*(19)†

10.23 — JoS. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit Inaugural Award Agreement.*(19)†

21.1 — Company subsidiaries.*(24)

23.1 — Consent of Deloitte & Touche LLP.*(24)

31.1 — Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*(24)

31.2 — Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*(24)

32.1 — Certification of Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*(24)

32.2 — Certification of Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*(24)

---

*(1) — Incorporated by reference to the Company's Registration Statement on Form S-1 filed May 3, 1994.

*(2) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 1998.

*(3) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended October 30, 1999.

*(4) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 3, 2001.

*(5) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 4, 2002.

*(6) — Incorporated by reference to the Company's Definitive Proxy Statement on Schedule 14(A) filed May 20, 2002.

*(7) — Incorporated by reference to the Company's Current Report on Form 8-K, dated April 7, 2005.

*(8) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 29, 2005.

*(9) — Incorporated by reference to Amendment No. 1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2006.

*(10) — Incorporated by reference to the Company's Current Report on Form 8-K, dated September 6, 2007.

*(11) — Incorporated by reference to the Company's Current Report on Form 8-K, dated September 20, 2007.

*(12) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended February 2, 2008.

*(13) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended May 3, 2008.

*(14) — Incorporated by reference to the Company's Current Report on Form 8-K, dated September 9, 2008.

*(15) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 2009.

*(16) — Incorporated by reference to the Company's Current Report on Form 8-K, dated June 18, 2009.

*(17) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended August 1, 2009.

*(18) — Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended January 30, 2010.

*(19) — Incorporated by reference to the Company's Current Report on Form 8-K, dated June 17, 2010.

*(20) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2010.

*(21) — Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended October 30, 2010.

*(22) — Incorporated by reference to the Company's Current Report on Form 8-K, dated December 28, 2010.

*(23) — Incorporated by reference to the Company's Current Report on Form 8-K, dated March 2, 2011.

*(24) — Filed herewith

† — Exhibit represents a management contract or compensatory plan or arrangement.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-103962, 333-85426, 333-57492, 333-20363, 333-166068 and 333-167580 on Form S-8 of our reports dated March 30, 2011, relating to the consolidated financial statements of Jos. A. Bank Clothiers, Inc., and the effectiveness of Jos. A. Bank Clothiers, Inc.'s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Jos. A. Bank Clothiers, Inc. for the year ended January 29, 2011.

/s/ Deloitte & Touche LLP

Baltimore, Maryland
March 30, 2011

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, R. Neal Black, certify that:

1. I have reviewed this report on Form 10-K of Jos. A. Bank Clothiers, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ R. NEAL BLACK

R. Neal Black
President, Chief Executive Officer and Director

Date: March 30, 2011

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, David E. Ullman, certify that:

1. I have reviewed this report on Form 10-K of Jos. A. Bank Clothiers, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ DAVID E. ULLMAN

David E. Ullman
Chief Financial Officer

Date: March 30, 2011

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Jos. A. Bank Clothiers, Inc. (the "Company") on Form 10-K for the period ended January 29, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, R. Neal Black, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ R. NEAL BLACK

R. Neal Black
President, Chief Executive Officer and Director

March 30, 2011

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Jos. A. Bank Clothiers, Inc. (the "Company") on Form 10-K for the period ended January 29, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David E. Ullman, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ DAVID E. ULLMAN

David E. Ullman
Chief Financial Officer

March 30, 2011